Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of July 17, 2013

by and among

THE MEN’S WEARHOUSE, INC.,

BLAZER MERGER SUB INC.,

JA HOLDING, INC.,

and

JA HOLDING, LLC,

SOLELY IN ITS CAPACITY AS STOCKHOLDER REPRESENTATIVE AND FOR PURPOSES OF SECTION 1.7 HEREOF

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3.13	Intellectual Property	20
3.14	Compliance with Laws	22
3.15	Contracts	22
3.16	Employees	24
3.17	Employee Benefits	26
3.18	Litigation	28
3.19	Environmental	28
3.20	Insurance	29
3.21	Bank Accounts	29
3.22	Transactions with Affiliates	29
3.23	Title to Tangible Assets	29
3.24	No Brokers	29
3.25	Certain Payments	30
3.26	No Additional Representations	30
3.27	Accounting Controls	30
3.28	Customers and Suppliers; Inventory	30
3.29	Factory Operations and Capacity	31

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE BUYER AND MERGER SUB		31

4.1	Organization and Power	31
4.2	Authority and Enforceability	31
4.3	Conflicts	31
4.4	No Litigation	32
4.5	Financial Ability	32
4.6	Independent Analysis	32
4.7	No Brokers	32
4.8	Investment Intent	33
4.9	Governmental and Third Party Approvals	33

ARTICLE 5 ACTIONS PRIOR TO THE CLOSING DATE		33

5.1	Access to Information	33
5.2	Consents of Third Parties; Governmental Approvals	34
5.3	Operations Prior to the Closing Date	35
5.4	Commercially Reasonable Efforts	38
5.5	Exclusivity	38
5.6	Inventory Reconciliation	39
5.7	Parent LLC Written Consent	39
5.8	Owned Property	39

ARTICLE 6 POST-CLOSING AGREEMENTS		40

6.1	Indemnification	40
6.2	Press Release and Announcements; Confidentiality	46
6.3	Further Assurances	46

6.4	Tax Matters	46
6.5	Access to Records and Employees after Closing	48
6.6	Section 280G	48
6.7	Employees	49
6.8	Non-Solicitation	51
6.9	Indemnification and Insurance	52

ARTICLE 7 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYER		52

7.1	No Misrepresentation or Breach of Representations and Warranties	52
7.2	Covenants	53
7.3	No Legal Prohibition	53
7.4	Closing Deliveries	53
7.5	Material Adverse Effect	53

ARTICLE 8 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		53

8.1	No Misrepresentation or Breach of Representations and Warranties	53
8.2	Covenants	54
8.3	No Injunction	54
8.4	Closing Deliveries	54

ARTICLE 9 TERMINATION		54

9.1	Termination	54
9.2	Effect of Termination	55

ARTICLE 10 GENERAL PROVISIONS		55

10.1	Notices	55
10.2	Governing Law	57
10.3	Consent to Jurisdiction and Service of Process	57
10.4	WAIVER OF JURY TRIAL	58
10.5	Expenses	58
10.6	Entire Agreement	58
10.7	Amendments and Waivers	58
10.8	Binding Effect; Assignment	58
10.9	No Third Party Beneficiaries	59
10.10	Severability	59
10.11	Headings	59
10.12	Execution in Counterparts	59
10.13	Interpretation	59
10.14	Stockholder Representative	61
10.15	Provision Respecting Legal Representation	63
10.16	No Recourse Against Nonparty Affiliates	63

ARTICLE 11 DEFINITIONS		64

11.1	Defined Terms	64

LIST OF EXHIBITS

Exhibits:

Exhibit A      –       Wire Instructions

Exhibit B      –       Working Capital Principles

Exhibit C      –       Form of Letter of Transmittal

Exhibit D      –       Form of Escrow Agreement

Exhibit E      –       Form of Limited Guarantee

Exhibit F       –       Permitted Communications

Exhibit G      –       Form of Certificate of Merger

Exhibit H      –       Pre-Closing Sales

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of July 17, 2013, by and among The Men’s Wearhouse, Inc., a Texas corporation (the “Buyer”), Blazer Merger Sub Inc., a Delaware corporation (“Merger Sub”), JA Holding, Inc., a Delaware corporation (the “Company”), and JA Holding, LLC, a Delaware limited liability company (“Parent LLC”), solely in its capacity as Stockholder Representative (as hereinafter defined) and for purposes of Section 1.7 hereof.  The Buyer, Merger Sub, the Stockholder Representative, and the Company are sometimes referred to collectively herein as the “Parties.”  Certain capitalized terms which are used herein are defined in Article 11 below.

RECITALS

A.            The Company owns all of the issued and outstanding capital stock of JA Apparel Corp., a Delaware corporation (“JA Apparel”);

B.            JA Apparel owns all of the issued and outstanding capital stock of (i) Joseph Abboud Manufacturing Corp., a Delaware corporation (“JAMC”), (ii) Nashawena Mills Corp., a Massachusetts corporation (“NMC”) and (iii) Edera Inc., a New York corporation (“Edera”);

C.            JAMC owns all of the issued and outstanding equity interests of JA Apparel, LLC, a Delaware limited liability company (“JA LLC” and, together with the Company, JA Apparel, JAMC, NMC and Edera, collectively, the “Group Companies”);

D.            The Company owns 449 Class A Units of Parent LLC (the “Parent LLC Units”);

E.            The boards of directors of Buyer, Merger Sub and the Company have authorized and approved the acquisition of the Company by Buyer by means of the merger of Merger Sub with and into the Company as provided herein (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Buyer; and

F.             Parent LLC, which beneficially and of record owns a number of shares of issued and outstanding Common Stock of the Company, representing a majority of the issued and outstanding Shares, calculated on a fully diluted basis, shall deliver to the Buyer and the Company concurrently with the execution of this Agreement a written consent (the “Parent LLC Written Consent”), pursuant to which Parent LLC shall adopt this Agreement and approve the transactions contemplated hereby in accordance with the DGCL and the organizational documents of Parent LLC and the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises made herein, and in consideration of the representations, warranties and covenants herein contained, the Parties hereby agree as follows:

ARTICLE 1
THE MERGER

1.1          Surrender of Stock Certificates and Option Agreements.

(a)           As soon as reasonably practicable after the date of this Agreement and in any event prior to the Closing, the Stockholder Representative shall prepare and mail to each holder of record of Shares and each holder of Options (i) a letter of transmittal (the “Letter of Transmittal”) substantially in the form of Exhibit C attached hereto, including instructions for use in completing the Letter of Transmittal and surrendering a certificate or certificates representing Shares (“Stock Certificates”) and Option Agreements, and (ii) a Sale Request (as defined in the Stockholders Agreement) in respect of the transactions contemplated by this Agreement in accordance with the Stockholders Agreement.

(b)           Each Stock Certificate, Option Agreement and Letter of Transmittal received by the Stockholder Representative prior to the Closing shall be held in escrow pending the Closing.  Except as provided in Section 1.7(b), after a Letter of Transmittal is delivered with respect to any Shares, no further registration of transfers of such Shares shall be made on the stock transfer books of the Company.

(c)           The Letter of Transmittal shall provide that in the event that any Stock Certificate or Option Agreement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact and grant of indemnification to the Parties by the Person claiming such Stock Certificate or Option Agreement to be lost, stolen or destroyed, in the form and substance set forth in the Letter of Transmittal or as otherwise reasonably satisfactory to the Stockholder Representative and Buyer, upon delivery of the Letter of Transmittal in accordance with the terms thereof, together with such affidavit, such Person shall be deemed to have surrendered the lost, stolen or destroyed Stock Certificate or Option Agreement, as applicable, for purposes of this Article 1.

1.2          Merger.  At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Buyer.  The surviving corporation after the Merger is sometimes referred to hereinafter as the “Surviving Corporation.”

1.3          Effective Time.  On the Closing Date, Buyer shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Section 103 of the DGCL (the Merger to become effective concurrently at the time of such filing with the Secretary of State of the State of Delaware, such time being the “Effective Time”).

1.4          Effect of the Merger.  At the Effective Time, the effects of the Merger will be as set forth herein and as provided in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, except as otherwise agreed pursuant to the terms of this Agreement, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

1.5          Certificate of Incorporation and By-laws.  The certificate of incorporation and by-laws of Merger Sub, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and by-laws of the Surviving Corporation at the Effective Time, until thereafter amended in accordance with Applicable Law.

1.6          Directors and Officers.

(a)           The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of the DGCL and the certificate of incorporation and by-laws of the Surviving Corporation until their successors are duly elected and qualified.

(b)           The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the by-laws of the Surviving Corporation.

1.7          Redemption.

(a)           Immediately prior to the Effective Time, by operation of this Agreement, (i) Parent LLC shall redeem the Parent LLC Units in consideration for the redemption by the Company of 72,385 Shares held by Parent LLC, provided that any expenses, fees, payments, or other obligations incurred by the Company or any of the other Group Companies in connection with such redemptions shall be deemed Company Expenses for all purposes hereunder and (ii) in the event that any amount of principal or accrued and unpaid interest shall remain outstanding under the Staff Note as of immediately prior to the Effective Time, the Company shall transfer and assign the Staff Note to Parent LLC and Parent LLC agrees to accept such transfer and assignment.  To the extent that any amount of the outstanding principal or accrued and unpaid interest under the Staff Note is paid in cash to Parent LLC from and after the Closing, within five (5) Business Days of such payment, Parent LLC shall pay to Buyer, by wire transfer of immediately available funds to an account designated in writing by Buyer, the amount of such cash proceeds.

(b)           Upon the consummation of the transactions contemplated by Section 1.7(a), the redemption of Shares pursuant to Section 1.7(a) shall be recorded on the stock transfer books of the Company.

1.8          Capital Stock and Options.  At the Effective Time, by virtue of the Merger and without any additional action on the part of the Company, Buyer, Merger Sub or the Stockholders or Optionholders:

(a)           Conversion of Shares.  All Shares issued and outstanding immediately prior to the Effective Time and all Stock Certificates representing such Shares will be cancelled and will cease to exist, and will be converted into the right to receive at the time or times and in the manner described herein, an amount of cash per Share equal to (i) the Per Share Closing Payment, and (ii) the Per Share Portion of any amount received by the Stockholder Representative on behalf of the Stockholders and Optionholders, including, without limitation (A) the Reserve, if any remains, (B) amounts released to the Stockholder Representative under the Escrow Agreement, and (C) amounts payable pursuant to Section 1.13 and Section 1.14 (collectively, the “Per Share Cash Consideration”).

(b)           Capital Stock of Merger Sub.  Each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time (“Merger Sub Common Stock”) will be automatically converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation (“Surviving Corporation Common Stock”), so that, immediately following the Effective Time, Buyer shall be the holder of all of the issued and outstanding shares of Surviving Corporation Common Stock.  Each certificate representing outstanding shares of Merger Sub Common Stock will, without any action by Buyer, Merger Sub or any other Person, at the Effective Time automatically represent an equal number of shares of Surviving Corporation Common Stock.

(c)           Options.  As of the Effective Time, each Option shall be cancelled in accordance with the terms of the Option Agreement in respect of such Option.  Each Vested Option will be converted into the right to receive at the time or times and in the manner described herein, an amount of cash per Vested Option equal to the Per Share Cash Consideration minus the applicable exercise price for such Vested Option, which shall be payable in accordance with and in the manner provided by, and subject to the limitations and conditions of, this Article 1 (the “Per Option Amount”).  As of the Effective Time, without further action by the board of directors of the Company, the Company, the Stockholder Representative, the Stockholders or the Optionholders, the Option Plan shall terminate and no Person shall have any rights under the Option Plan other than the rights of such Person pursuant to this Agreement.  At the Effective Time, each Option that is not a Vested Option will be cancelled for no payment or consideration.  Prior to the Effective Time, the Company will take all actions necessary to terminate the Option Plan as of the Effective Time and to effectuate the actions contemplated by this Section 1.8(c).

(d)           Treasury Stock.  All shares of capital stock of the Company that are owned by the Company or any of the Group Companies as treasury stock will be canceled and will cease to exist and no consideration will be delivered in exchange therefor.

(e)           At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further transfers on the stock transfer books of the Surviving Corporation of any Shares that were outstanding immediately prior to the Effective Time.

(f)            At the Effective Time, in accordance with the Stockholders Agreement, without further action by the Company, the Stockholders or the Optionholders, the Stockholders Agreement shall terminate.

(g)           Notwithstanding anything herein to the contrary, all shares of capital stock of the Company and all Options when cancelled, extinguished, and converted pursuant to this Section 1.8 shall no longer be outstanding and shall automatically be cancelled and retired, and each former holder thereof shall cease to have any rights with respect thereto, other than the rights of such Person pursuant to this Agreement.

1.9          Payments to Shareholders and Optionholders.

(a)           Upon surrender by the holder thereof to the Stockholder Representative of (i) a Stock Certificate (or in the case of book-entry Shares, any additional documents required by the procedures set forth in the Letter of Transmittal) and (ii) a duly executed Letter of Transmittal, (x) prior to the Closing, such Stock Certificate and Letter of Transmittal shall be held in escrow by the Stockholder Representative pending the Closing and within five (5) Business Days of receipt by the Stockholder Representative of each such Stock Certificate and Letter of Transmittal, the Stockholder Representative shall provide the Buyer with a copy of such Stock Certificate and Letter of Transmittal and (y) from and after the Closing, and within five (5) Business Days of receipt by the Stockholder Representative of each such Stock Certificate and Letter of Transmittal, the Stockholder Representative shall deliver to the Buyer such Stock Certificate and Letter of Transmittal.  On or after the later of the Closing Date and such surrender, the Stockholder Representative shall distribute to such Stockholder an amount (without interest) by check or, if requested, wire transfer of immediately available funds equal to the Per Share Closing Payment with respect to each Share represented by such surrendered Stock Certificate.

(b)           Upon surrender by the holder thereof to the Stockholder Representative of (i) an Option Agreement and (ii) a duly executed Letter of Transmittal, (x) prior to the Closing, such Option Agreement and Letter of Transmittal shall be held in escrow by the Stockholder Representative pending the Closing and within five (5) Business Days of receipt by the Stockholder Representative of each such Option Agreement and Letter of Transmittal, the Stockholder Representative shall provide the Buyer with a copy of such Stock Certificate and Letter of Transmittal and (y) from and after the Closing, and within five (5) Business Days of receipt by the Stockholder Representative of each such Option Agreement and Letter of Transmittal, the Stockholder Representative shall deliver to the Buyer such Option Agreement and Letter of Transmittal.  On or after the later of the Closing Date and such surrender, subject to Section 1.9(c), the Stockholder Representative shall distribute to such Optionholder an amount (without interest) by check or, if requested, wire transfer of immediately available funds equal to the Per Share Closing Payment with respect to each Vested Option represented by such surrendered Option Agreement, minus the applicable exercise price for such Vested Option.

(c)           Notwithstanding anything herein to the contrary, any payment to any Optionholder pursuant to this Agreement shall be made to the Company on behalf of such Optionholder and the Company shall pay the applicable amount (less required withholding) to each such Optionholder utilizing the Company’s payroll system or payroll agent.  All amounts payable to Optionholders shall, to the maximum extent permitted by Law, be treated as paid in accordance with Treasury Regulations Section 1.409A - 3(i)(5)(iv)(A) or in a manner exempt from the requirements of Section 409A of the Code in reliance upon Treasury Regulations Section 1.409A-1(b)(4).

1.10        Purchase Price.  The consideration payable in respect of the Merger at Closing (the “Purchase Price”) shall be an amount equal to (i) ninety-seven million five hundred thousand dollars ($97,500,000), minus (ii) three million six hundred and four thousand two hundred forty-four dollars and twenty-seven cents ($3,604,244.27) (the “Closing Pension Amount”), minus (iii) the Prorated Annual Bonus, plus (iv) the Working Capital Overage, if any, minus (v) the Working Capital Underage, if any.  The Purchase Price shall be paid in the amounts and in the manner set forth in Section 2.2.

1.11        Indebtedness Payoff Certificate; Company Expenses Certificate.

(a)           (a) Not less than three (3) Business Days prior to the Closing Date, the Company (i) shall deliver to the Buyer (A) a certificate (the “Indebtedness Payoff Certificate”) setting forth all outstanding Indebtedness of the Group Companies as of the Closing Date (the “Closing Indebtedness”), including the respective amounts, payees and wire instructions with respect to each item of Closing Indebtedness, certified by one of the Company’s executive officers, and (B) the form of pay-off letter (collectively, the “Pay-Off Letters”) with respect to each item of Closing Indebtedness in a form reasonably satisfactory to the Buyer to be executed at the Closing by the lenders of such Closing Indebtedness (or an agent on their behalf), which payoff letter will (x) set forth the aggregate outstanding principal amount and all accrued but unpaid interest constituting such Closing Indebtedness, (y) evidence the full repayment and discharge of all obligations in regards of such Closing Indebtedness (other than obligations in respect of indemnification and expense reimbursement provisions which by their terms survive termination of the documentation evidencing such Closing Indebtedness (“Contingent Obligations”)), the extinguishment of all undrawn letters of credit or similar obligations and the termination of the documentation evidencing such Closing Indebtedness (other than with respect to Contingent Obligations), in each case upon receipt by the lenders of such Closing Indebtedness (or an agent on their behalf) of the payoff amount specified in such payoff letter and (z) to the extent such Closing Indebtedness is secured by any assets of the Group Companies, include provisions for the release of all security interests, mortgages, liens and other Encumbrances securing such Closing Indebtedness in connection with the payoff thereof, together with recordable form Encumbrance releases, and (ii) shall make arrangements reasonably satisfactory to the Buyer for the lenders’ (or an agent on their behalf) full and final release, upon payment at the Closing of all Closing Indebtedness, of all Encumbrances over the properties and assets of the Group Companies.  Schedule 1.11(a) sets forth a description of all outstanding Indebtedness of the Group Companies as of the date hereof, including the respective principal amounts outstanding for each such item of Indebtedness.

(b)           Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Buyer a certificate (the “Company Expenses Certificate”) setting forth all Company Expenses accrued but unpaid as of immediately prior to the Closing and to be paid at the Closing, certified by one of the Company’s executive officers.

1.12        Estimated Closing Working Capital.  Not less than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to the Buyer a statement setting forth, in reasonable detail, the Company’s good faith estimate of the Working Capital of the Group Companies as of 11:59 p.m. on the Closing Date (the “Estimated Closing Working Capital”), certified by one of the Company’s executive officers.  A “Working Capital Overage”

shall exist when (and shall be equal to the amount by which) the Estimated Closing Working Capital exceeds the Working Capital Target.  A “Working Capital Underage” shall exist when (and shall be equal to the amount by which) the Working Capital Target exceeds the Estimated Closing Working Capital.

1.13        Final Closing Working Capital.

(a)           On the 90th day following the Closing Date, the Buyer shall cause the Company to prepare and deliver to the Stockholder Representative a statement (the “Closing Working Capital Statement”) setting forth, in reasonable detail, the Working Capital of the Group Companies as of 11:59 p.m. on the Closing Date (the “Closing Working Capital”).  The Closing Working Capital will not include any changes in assets or liabilities as a result of purchase accounting adjustments arising from or resulting as a consequence of the transactions contemplated hereby.

(b)           During the 15-day period following delivery of the Closing Working Capital Statement to the Stockholder Representative, the Buyer shall provide the Stockholder Representative with reasonable access to all books and records and personnel of the Group Companies to enable the Stockholder Representative to evaluate the accuracy of the Closing Working Capital Statement.  If the Stockholder Representative disagrees with the determination of the Closing Working Capital as shown on the Closing Working Capital Statement, then the Stockholder Representative shall notify the Buyer in writing (an “Objection Notice”) of such disagreement within 15 days after delivery of the Closing Working Capital Statement, which Objection Notice shall describe the nature of any such disagreement in reasonable detail, identify the specific items involved and the dollar amount of each such disagreement and provide reasonable supporting documentation for each such disagreement.  If the Stockholder Representative does not deliver an Objection Notice to the Buyer within 15 days after delivery of the Closing Working Capital Statement, then the Closing Working Capital Statement and the Closing Working Capital calculation shall be conclusive and binding upon the Parties.

(c)           If the Buyer and the Stockholder Representative are unable to resolve all disagreements properly identified by the Stockholder Representative pursuant to Section 1.13(b) within 15 days after delivery to the Buyer of the Objection Notice (the “Resolution Window”), then such disagreements shall be submitted for final and binding resolution to a Neutral Accounting Firm to resolve such disagreements (the “Accounting Arbitrator”).  The Accounting Arbitrator shall be Grant Thornton LLP, or, in the event that it is not available, a Neutral Accounting Firm selected by mutual agreement of the Buyer and the Stockholder Representative; provided that (i) if, within five (5) days after the last day of the Resolution Window or such shorter term upon which the parties may agree, such parties are unable to agree on a Neutral Accounting Firm to act as Accounting Arbitrator, then each party shall select a Neutral Accounting Firm and such firms together shall select the Neutral Accounting Firm to act as the Accounting Arbitrator, and (ii) if any such party does not select a Neutral Accounting Firm within five (5) days of written demand therefor by the other party, then the Neutral Accounting Firm selected by the other party shall act as the Accounting Arbitrator.  Each such party shall be permitted to present a supporting brief to the Accounting Arbitrator (which supporting brief shall also be concurrently provided to the other party) within 10 days of the appointment of the Accounting Arbitrator.  Within 10 days of receipt of a supporting brief, the receiving party may present a responsive brief to the Accounting Arbitrator (which responsive brief shall also be concurrently provided to the other party).  Each party may make an oral presentation to the Accounting Arbitrator (in which case, such presenting party shall notify the other party of such presentation prior to such presentation, and the other party shall have the right to be present (but not speak) at such presentation) within 20 days of the appointment of the Accounting Arbitrator.  The Accounting Arbitrator shall only consider the briefs and oral presentations of the parties, and shall not conduct any independent review, in determining those items and amounts disputed by the parties.  The Accounting Arbitrator shall select any of the position of the Buyer, the position of the Stockholder Representative or any position in between that of the Buyer or the Stockholder Representative as a resolution for each item or amount disputed and must resolve the matter in accordance with the terms and provisions of this Agreement.  The Accounting Arbitrator shall deliver to the Buyer and the Stockholder Representative, as promptly as practicable and in any event within 20 days after its appointment, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement.  The determination of the Accounting Arbitrator shall be final and binding on the parties.  The fees of the Accounting Arbitrator shall be borne by the Buyer, on the one hand, and the Stockholders Representative (on behalf of the Stockholders and Optionholders), on the other hand, in such amount(s) as shall be determined by the Accounting Arbitrator based on the proportion that the aggregate amount of disputed items submitted to the Accounting Arbitrator that is unsuccessfully disputed by the Buyer, on the one hand, or the Stockholder Representative, on the other hand, as determined by the Accounting Arbitrator, bears to the total amount of such disputed items so referred to the Accounting Arbitrator for resolution.

(d)           If the Closing Working Capital as finally determined in accordance with this Section 1.13 is less than the Estimated Closing Working Capital, then the Stockholder Representative and the Buyer shall provide joint written instructions to the Escrow Agent in accordance with the Escrow Agreement (i) to release to the Buyer from the Escrow Fund an amount equal to the amount by which the Estimated Closing Working Capital exceeds the Closing Working Capital and (ii) to release to the Stockholder Representative, on behalf of the Stockholders and Optionholders, the amount, if any, by which one million dollars ($1,000,000) exceeds the amount released to the Buyer pursuant to the immediately preceding clause (i).  If the Closing Working Capital as finally determined in accordance with this Section 1.13 exceeds the Estimated Closing Working Capital, then (x) the Buyer shall pay to the Stockholder Representative, on behalf of the Stockholders and Optionholders, by wire transfer of immediately available funds in accordance with the wire instructions set forth on Exhibit A, the amount by which the Closing Working Capital exceeds the Estimated Closing Working Capital and (y) the Stockholder Representative and the Buyer shall provide joint written instructions to the Escrow Agent in accordance with the Escrow Agreement to release to the Stockholder Representative, on behalf of the Stockholders and Optionholders, one million dollars ($1,000,000).  Any amounts required to be paid under this Section 1.13 shall be paid within five (5) Business Days after the final determination of the Closing Working Capital in accordance with this Section 1.13.

1.14        Withdrawal Liability.  Buyer shall cause the Plan Sponsors of the UNITE HERE National Retirement Fund to make a final (and not estimated) determination of the unfunded vested liability allocable to JAMC as if a complete withdrawal occurred during the plan year beginning January 1, 2014 (the “2013 Determination”), as soon as reasonably practicable and in any event consistent with the timing of final determinations made for prior plan years.  Within five (5) Business Days after delivery of the 2013 Determination to the Buyer, Buyer shall deliver a copy of the 2013 Determination to the Stockholder Representative.  If the 2013 Determination exceeds the Closing Pension Amount and the Seller Determination Amount is greater than zero, then the Stockholder Representative shall pay, on behalf of the Stockholders and the Optionholders, to Buyer an amount equal to the Seller Determination Amount.  If the Closing Pension Amount exceeds the 2013 Determination and the Buyer Determination Amount is greater than zero, then the Buyer shall pay to the Stockholder Representative an amount equal to the Buyer Determination Amount.  Any amounts required to be paid under this Section 1.14 shall be paid within five (5) Business Days after delivery to the Stockholder Representative of the 2013 Determination in accordance with this Section 1.14.  Further, and for the avoidance of doubt, the 2013 Determination shall be calculated and used for purposes of this Section 1.14 regardless of when or if JAMC actually withdraws from the UNITE HERE National Retirement Fund.

1.15        Withholding.  Any Person making a payment pursuant to or in connection with this Agreement shall be entitled to deduct and withhold from such payment the amounts required to be deducted and withheld under the Code, or any provision of any U.S. federal, state, local or foreign Tax Law.  Any amounts so withheld shall be paid over to the appropriate Governmental Authority.  To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such payment is payable.

1.16        Reserve.  In order to cover expenses of the Stockholder Representative and potential obligations for the account of the Stockholders and Optionholders under this Agreement, the Stockholder Representative may establish a reserve at such time and in such amount as it shall determine in its sole discretion from amounts received or held by it on behalf of the Stockholders and the Optionholders pursuant to this Agreement (the “Reserve”), which amount shall be increased or decreased based upon interest earned thereon, and distributions made therefrom.  Such amounts will be held or disbursed by the Stockholder Representative to cover any such expenses or potential obligations which may arise in connection with this Agreement for payment after the Closing Date.  The retention of amounts by the Stockholder Representative shall not be evidence that the Company, Buyer or Merger Sub has breached any provision of this Agreement or that any amount is due or owing hereunder.

1.17        Distributions by the Stockholder Representative. The Stockholder Representative shall make distributions of amounts received or held by it on behalf of the Stockholders and the Optionholders pursuant to this Agreement based upon the Per Share Portion, subject to Sections 1.9(c), 1.15 and 1.16 and except as otherwise expressly provided by this Agreement.  In calculating amounts payable pursuant to this Agreement, the Stockholder Representative shall be entitled to rely on the representations and warranties contained in this Agreement with respect to the Shares and the issued and outstanding Options (and the exercise prices thereof) and upon the information contained in the Letters of Transmittal.

1.18        Dissenting Shares.  Notwithstanding any other provision of this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by Stockholders of the Company who shall have not voted in favor of the Merger or consented thereto in writing and who shall have properly demanded appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the amount set forth in Section 1.8(a).  Such Stockholders instead shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by Stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such Shares under such Section 262 of the DGCL (including if a court of competent jurisdiction shall determine that such Stockholder is not entitled to the relief provided by Section 262 of the DGCL) shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the amount set forth in Section 1.8(a).  The Company shall give the Stockholder Representative prompt written notice of any demands for appraisal with respect to Dissenting Shares and any attempted withdrawals of such demands.  Such demands shall be subject to the procedures set forth in Section 6.1(c) and the Stockholder Representative shall be deemed to be the Indemnifying Party with respect to such procedures but not with respect to any indemnification thereunder.

ARTICLE 2
CLOSING

2.1          Closing.  The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019, at 10:00 a.m. New York City time, and shall occur on August 6, 2013, provided that all of the conditions set forth in Articles 7 and 8 have been satisfied or waived, or at such other place and time as shall be agreed upon by Buyer and the Stockholder Representative.  Notwithstanding anything herein to the contrary, for the Closing to occur on any date other than August 6, 2013 shall require the prior mutual written consent of Buyer and the Stockholder Representative.  The date on which the Closing is actually held is referred to herein as the “Closing Date.”  The Closing shall be deemed to take place and to be effective at 11:59 p.m. on the Closing Date.

2.2          Transactions and Deliveries to be Effected at the Closing.  At the Closing, subject to the satisfaction or waiver of each of the conditions specified in Articles 7 and 8 below, the transactions and deliveries described in this Section 2.2 shall be effected by the Parties hereto.

(a)           Deliveries by the Company.  At the Closing, the Company shall deliver or cause to be delivered to the Buyer:

(i)            the Escrow Agreement executed by the Stockholder Representative and the Escrow Agent;

(ii)           the Limited Guarantee executed by J.W. Childs Equity Partners III, L.P.;

(iii)          each Letter of Transmittal and the accompanying Stock Certificates and Option Agreements received by the Stockholder Representative prior to Closing;

(iv)          a copy of the certificate of incorporation, certificate of formation or similar organizational document of each of the Group Companies certified within ten (10) days prior to the Closing Date by the Secretary of State or similar Governmental Authority of the jurisdiction of its organization and a copy of the by-laws or limited liability company agreement of each of the Group Companies, each certified by the secretary or manager of such company;

(v)           a good standing certificate of each of the Group Companies from the Secretary of State or similar Governmental Authority of the jurisdiction of its organization, dated within ten (10) days prior to the Closing Date and a bringdown good standing certificate of the Company from the Secretary of State of Delaware dated the Closing Date;

(vi)          a certificate, dated the Closing Date, executed by the Chief Executive Officer and Controller of the Company certifying that the conditions precedent set forth in Section 7.1 and Section 7.2 have been satisfied;

(vii)         written resignations of each member of the board of directors of each of the Group Companies and each officer of each of the Group Companies as requested by Buyer not less than three (3) Business Days prior to the Closing Date;

(viii)        a copy of the resolutions of the Company’s board of directors, certified by the secretary of the Company as having been duly and validly adopted and being in full force and effect, authorizing the execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party and the performance by the Company of its obligations hereunder and thereunder;

(ix)          all of the minute books, stock ledgers and similar corporate records of each of the Group Companies;

(x)           a Pay-Off Letter with respect to each item of Closing Indebtedness;

(xi)          properly executed statements in a form reasonably acceptable to the Buyer for purposes of satisfying the Buyer’s obligations under Treasury Regulations Section 1.1445-2(c)(3);

(xii)         a written consent pursuant to Section 228 of the DGCL adopting and approving this Agreement and the transactions contemplated hereby, by Stockholders of the Company holding Shares with sufficient voting power to adopt this Agreement pursuant to Section 251(c) of the DGCL and the Company’s certificate of incorporation;

(xiii)        evidence of termination of that certain Amended and Restated Management Agreement, dated April 16, 2004, between J.W. Childs Associates, L.P. and JA Apparel; and

(xiv)        such other documents as the Buyer may reasonably request for the purpose of evidencing the satisfaction of any condition referred to in Article 7 or otherwise facilitating the consummation or performance of any of the transactions contemplated hereby.

(b)           Deliveries by the Buyer.  At the Closing, the Buyer shall deliver or cause to be delivered to the Stockholder Representative, unless otherwise expressly provided herein:

(i)            an aggregate amount equal to the Closing Date Cash Consideration, by wire transfer of immediately available funds in the amounts and in accordance with the payment instructions set forth on Exhibit A attached hereto.  The “Closing Date Cash Consideration” shall be an amount equal to (A) the Purchase Price, minus (B) the Closing Indebtedness, minus (C) the Company Expenses, and minus (D) the Escrow Amount;

(ii)           an aggregate amount equal to the Escrow Amount delivered to the Escrow Agent, by wire transfer of immediately available funds, in accordance with the payment instructions set forth in the Escrow Agreement;

(iii)          the Escrow Agreement executed by the Buyer;

(iv)          payment in full of each item of Closing Indebtedness to the lenders thereof, by wire transfer of immediately available funds in accordance with the payment instructions set forth in the Indebtedness Payoff Certificate;

(v)           payment in full of all Company Expenses listed on the Company Expenses Certificate (to the extent not paid by the Group Companies prior to the Closing) to the payees listed therein, by wire transfer of immediately available funds in accordance with the payment instructions set forth in the Company Expenses Certificate;

(vi)          the Limited Guarantee executed by Buyer;

(vii)         certificates of the Buyer and Merger Sub, each dated the Closing Date and executed by a duly authorized officer of the Buyer and Merger Sub, respectively, certifying that the conditions precedent set forth in Section 8.1 and Section 8.2 have been satisfied;

(viii)        a copy of the resolutions of the board of directors or similar governing body of each of Buyer and Merger Sub, certified by the secretary or other authorized officer of the Buyer and Merger Sub, respectively, as having been duly and validly adopted and being in full force and effect, authorizing the execution and delivery of this Agreement and the other Transaction Documents to which the Buyer is a party and the performance by the Buyer and Merger Sub of its obligations hereunder and thereunder; and

(ix)          such other documents as the Stockholder Representative may reasonably request for the purpose of evidencing the satisfaction of any condition referred to in Article 8 or otherwise facilitating the consummation or performance of any of the transactions contemplated hereby.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES REGARDING THE GROUP COMPANIES

As an inducement to the Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, the Company represents and warrants to the Buyer that the statements set forth in this Article 3 are true and correct as of the date of this Agreement, except to the extent that any such representation or warranty is expressly made as of a specified date or during a specified period of time, in which event such statements are true and correct as of such date or during such period of time.

3.1          Organization and Power.  Each of the Company, JA Apparel, JAMC and JA LLC is duly organized, validly existing and in good standing under the Laws of the State of Delaware.  NMC is duly organized, validly existing and in good standing under the Laws of the State of Massachusetts.  Edera is duly organized, validly existing and in good standing under the Laws of the State of New York.  Each of the Group Companies is licensed or qualified to conduct its business and is in good standing in every jurisdiction where it is required to be so licensed or qualified, except where the failure to be so licensed or qualified would not individually or in the aggregate be reasonably likely to have a Material Adverse Effect.  Each of the Group Companies has the requisite corporate or limited liability company power and authority to own or lease the assets it purports to own or lease and to carry on its business in the ordinary course of business consistent with past practice.

3.2          Authority and Enforceability.  The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement and each of the other documents and agreements contemplated by this Agreement (collectively, the “Transaction Documents”) to which it is a party, to perform its obligations hereunder and thereunder and to consummate each of the transactions contemplated hereby and thereby.  This Agreement has been duly authorized, executed and delivered by the Company, and (assuming the due authorization, execution and delivery by the other Parties) this Agreement and each of the other Transaction Documents to which it is a party constitute the legal, valid and binding obligations of the Company, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by applicable insolvency, bankruptcy, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and applicable equitable principles (whether considered in a proceeding at law or in equity).  The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been (or, in the case of the Transaction Documents to be executed at the Closing, will be as of the Closing Date) duly and validly authorized by all requisite action (corporate or otherwise), and no other proceedings on the part of the Company are necessary to authorize the execution, delivery or performance of this Agreement and such other Transaction Documents.  The affirmative authorization of the holders of a majority of the Shares is the only vote or authorization of any holders of capital stock of the Company necessary to authorize the transactions contemplated by this Agreement, including the Merger.

3.3          No Conflicts.  Provided that all authorizations, consents, approvals, exemptions and other actions described in Section 3.6 have been obtained, the execution and delivery by the

Company of this Agreement and the other Transaction Documents to which it is a party, and the performance by the Company of its obligations hereunder and thereunder, do not and will not:

(a)           conflict with, result in any breach of, constitute a default under, or violate, any provision of the Certificate of Incorporation or By-laws or similar organizational documents of any of the Group Companies;

(b)           contravene, conflict with or violate, in any material respect (i) any provision of Law applicable to the Group Companies, or (ii) any Court Order to which the Group Companies are subject;

(c)           result in a material breach of or conflict with, or constitute (or with notice or lapse of time or both would constitute) a material default under, or result in the termination of, or accelerate the performance required by or the maturity of any material liability or obligation pursuant to, or give rise to the creation or imposition of any Encumbrance under, any provision of a Material Contract; or

(d)           result in the creation or imposition of any Encumbrance on the Shares or on any material assets of any Group Company.

3.4          Capitalization.

(a)           Schedule 3.4(a) sets forth a true, complete and accurate list of the authorized, issued and outstanding equity interests of each of the Group Companies and the name and number of equity interests held of record by each member or stockholder thereof as of the date hereof.  All issued and outstanding shares of equity interests of the Group Companies are validly issued, fully paid and nonassessable.  There are no outstanding (i) securities convertible into or exchangeable for any equity interests of the Group Companies; (ii) options, warrants, contracts, pledges, calls, puts, rights to subscribe, conversion rights or other rights to purchase or subscribe to equity interests of the Group Companies or securities convertible into or exchangeable for equity interests of the Group Companies; or (iii) contracts, commitments, agreements, understandings, arrangements, calls or claims relating to the disposition or acquisition of any equity interests or any rights or interests exercisable thereof of the Group Companies.

(b)           There are no (i) agreements pursuant to which registration rights in the equity interests of the Group Companies have been granted, (ii) equity holder agreements between any of the Group Companies and its equity holders regarding the equity interests of such Group Company or (iii) agreements with respect to the voting or transfer of the equity interests of the Group Companies (including, without limitation, any tag-along, drag-along or any other similar rights), other than the certificate of incorporation, certificate of formation, by-laws, limited liability company agreement or similar organizational documents of the Group Companies.

(c)           Neither the Company nor any other Group Company is required to purchase or acquire any equity interests in any Group Company from any Person (or make any investment or capital contribution to any Person), and no such right will be triggered as a result of the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby.

(d)           Each grant of an Option was duly authorized, no later than the date on which the grant of such Option was by its terms to be effective, by all necessary corporate action.  Schedule 3.4(d) sets forth a complete and accurate list of the holders of all outstanding Options and the exercise price, the date on which the grant of such Option was by its terms to be effective, the expiration date, the vesting schedule, the number of shares of Common Stock or other equity interests subject to each such outstanding Company Option.

3.5          Other Subsidiaries.  Other than as described in Schedule 3.4(a), the Group Companies do not own a direct or indirect equity interest in any Person.

3.6          Governmental and Third Party Approvals.  No filing or registration with, or notification to, and no Permit, authorization, consent, approval or exemption of, or other action by, any Governmental Authority or any other Person is required to be obtained, made or given by any of the Group Companies in connection with their execution, delivery and performance of this Agreement or the other Transaction Documents by the Company, or the transactions contemplated hereby or thereby, except in connection with the provisions of investment, antitrust or competition-related Laws.

3.7          Financial Statements.  The Company has delivered or made available to Buyer the audited consolidated balance sheet of the Group Companies dated December 31, 2012 and December 31, 2011, including the notes thereto, and the related statements of income, equity and cash flows for the fiscal years then ended and the unaudited consolidated balance sheet of the Group Companies dated March 31, 2013, including the notes thereto, and the related statements of income, equity and cash flows for the quarter then ended (the “Financial Statements”).  Except as set forth in the notes to the Financial Statements, the Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods indicated and present fairly, in all material respects, the financial position of the Group Companies as of the such dates and the results of operations and cash flows of the Group Companies for the respective periods then ended.

3.8          No Undisclosed Liabilities.  The Group Companies do not have any liabilities of a nature required by GAAP to be reflected on or disclosed in the footnotes to a balance sheet of the Group Companies except for (a) liabilities incurred during the period beginning on April 1, 2013 and ending on the date of this Agreement in the ordinary course of business consistent with past practice, (b) the matters disclosed in or arising out of matters set forth on the Company Disclosure Schedules, (c) liabilities and obligations incurred in connection with this Agreement and the transactions contemplated hereby, and (d) liabilities that are not material individually or in the aggregate.  No representation is made pursuant to this Section 3.8 with respect to any subject matter that is specifically identified by another representation or warranty contained in this Article 3.

3.9          Absence of Certain Changes.

(a)           During the period beginning on January 1, 2013 and ending on the date of this Agreement, the Group Companies have conducted the Business, in all material respects, in the ordinary course of business consistent with past practice.

(b)           During the period beginning on January 1, 2013 and ending on the date of this Agreement, the Group Companies have not:

(i)            experienced a Material Adverse Effect;

(ii)           sold, leased (as lessor or lessee), assigned, transferred, abandoned or otherwise disposed of, licensed, mortgaged or pledged, or granted or suffered any Encumbrance on, any assets or properties with a value of more than $250,000 except in the ordinary course of business, and except for any asset which is obsolete;

(iii)          entered into or amended any Lease, or exercised any option to extend a Lease;

(iv)          undertaken, entered into or amended a material Contract to, or otherwise committed to, undertake any capital expenditures in excess of $250,000;

(v)           suffered any damage, destruction or casualty loss in excess of $250,000 (whether or not covered by insurance);

(vi)          delayed or postponed the payment of accounts payable and/or other liabilities outside of the ordinary course of business consistent with past practice;

(vii)         canceled, compromised, waived or released any material right or claim (or series of related rights and claims);

(viii)        accelerated or caused the acceleration of the collection or receipt of any accounts receivable outside of the ordinary course of business consistent with past practice;

(ix)          created, incurred, assumed or guaranteed any Indebtedness, or incurred or suffered any Encumbrance upon any of its assets or properties, other than in the ordinary course of business consistent with past practice;

(x)           made any change in the accounting principles, methods, practices or policies applied in the preparation of the Financial Statements, unless such change was required by Law or GAAP;

(xi)          settled or compromised any litigation or arbitration;

(xii)         amended its certificate of incorporation, certificate of formation, by-laws, limited liability company agreement or similar organizational documents;

(xiii)        merged or consolidated with, or acquired all or substantially all of the assets or equity interests of, or otherwise acquired or made any equity investment in, any entity;

(xiv)        made, changed or revoked any material Tax election outside of the ordinary course of business; settled or compromised any material claim, notice, audit report or assessment in respect of Taxes; changed any annual Tax accounting period; adopted or changed any material Tax accounting principles, methods, practices or policies; entered into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax; or surrendered any right to claim a material Tax refund;

(xv)         granted any option or right to purchase equity interests of the Group Companies; issued or committed to issue any equity interests of the Group Companies or any security convertible into or exchangeable for such equity interests; granted any registration rights; purchased, redeemed, or retired any equity interests of the Group Companies; or declared or paid any dividend or other distribution or payment in respect of the equity interests of the Group Companies;

(xvi)        entered into or amended any Material Contract or canceled or terminated any Contract which, if not so cancelled or terminated would be required to be listed on Schedule 3.15;

(xvii)       made any loan or advance to any employee, officer, director, consultant, agent or Stockholder other than normal advances of business expenses that will be reimbursed;

(xviii)      (A) instituted any increase in the compensation of any employee, officer, director, or consultant of the Group Companies, other than salary increases in the ordinary course consistent with past practice of business or pursuant to existing agreements, or (B) entered into any employment, severance, change of control, retention bonus or termination pay agreement or commitment to any of such Persons;

(xix)        instituted any material increase in benefits pursuant to, or terminated any existing, or entered into or adopted any new, Benefit Plans (or any plan, agreement, program, policy or arrangement that would be a Benefit Plan if it were in existence on the date of this Agreement) or entered into any collective bargaining agreement or other agreement with a labor union works council or similar organization, except as required to comply with Law;

(xx)         hired or engaged any officer, employee, consultant or independent contractor with an annual compensation in excess of $100,000;

(xxi)        effectuated a “plant closing” or “mass layoff,” (as those terms are defined in the WARN Act or any similar state, local or foreign Law); or

(xxii)       authorized, approved, agreed or committed to do any of the foregoing.

3.10        Taxes.

(a)           The Group Companies have duly filed when due (taking into account any extension of time within which to file) all Tax Returns required to be filed, all such Tax Returns are correct and complete in all material respects, and all Taxes (whether or not shown as due on such returns) have been paid to the appropriate Governmental Authority.

(b)           There is no Tax deficiency outstanding against any of the Group Companies.  No audit or other examination of any Tax Return of the Group Companies is presently in progress, nor has any Group Company been notified in writing of any request for such an audit or other examination.

(c)           There are no Encumbrances for Taxes (other than Taxes not yet due and payable or not yet delinquent) upon any of the assets of the Group Companies.

(d)           The Company has never been, nor will it be at the Closing, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(e)           The Group Companies have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party.

(f)            None of the Group Companies is, nor has been, a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations §1.6011-4(b).

(g)           No claim has been made by any Tax authority in a jurisdiction where the Group Companies have not filed a Tax Return that any of the Group Companies is or may be subject to Tax by such jurisdiction, nor to the Knowledge of the Company is any such assertion threatened.

(h)           There is no outstanding request for any extension of time within which to pay any Taxes or file any Tax Returns.  There has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of any of the Group Companies.

(i)            None of the Group Companies is a party to any agreement, whether written or unwritten, providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters.

(j)            Since January 1, 2005, none of the Group Companies has been a member of a consolidated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or has any liability for the Taxes of any person (other than the Group Companies) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise, other than commercial agreements entered into in the ordinary course of business.

(k)           None of the Group Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax Law) executed on or prior to the Closing Date, (C) installment sale or open transaction disposition made on or prior to the Closing Date, (D) prepaid amount received on or prior to the Closing Date or (E) election under Section 108(i) of the Code.

The representations and warranties contained in this Section 3.10 and Section 3.17 constitute the sole and exclusive representations and warranties relating to or in connection with Tax matters and Laws of any kind or nature, and no other provisions of this Agreement shall be interpreted as containing any representation or warranty with respect thereto.

3.11        Permits.  Each Group Company holds all material Permits that are necessary to entitle it to own or lease, operate and use its assets and to carry on and conduct the Business substantially as currently conducted.  All material Permits held by the Group Companies are listed in Schedule 3.11 and are in full force and effect.  During the period beginning on January 1, 2011 and ending on the date of this Agreement, no material violations are or have been recorded in respect of any Permits.  No proceeding is pending or, to the Knowledge of the Company, threatened to revoke or limit any material Permit.  None of the Group Companies have received any written notice from any Governmental Authority regarding a violation of, conflict with, or failure to comply with, any term or requirement of any material Permit, except for any such notice received prior to January 1, 2011 the matter of which has been fully and finally resolved.

3.12        Real Property.

(a)           Schedule 3.12 sets forth a list of all real property in which any of the Group Companies has an ownership interest (the “Owned Property”).  The applicable Group Companies have good, marketable and indefeasible fee simple title to the Owned Property, free and clear of all Encumbrances except Permitted Encumbrances.  The applicable Group Companies have made available to Buyer prior to the date hereof copies of each of the following documents, to the extent in any of the Group Companies’ possession, each deed for each parcel of Owned Property and all title insurance policies (together with copies of any documents listed as exceptions to title on such policies), all title insurance commitments, surveys and Third Party appraisals relating to the Owned Property.

(b)           Schedule 3.12 contains a true and complete list, as of the date hereof, of each lease, sublease, license or other similar agreement (collectively, the “Company Leases”) under which a Group Company is the lessee, sublessee or licensee of any real property (all such property, the “Leased Property” and, together with the Owned Property, the “Real Property”) and the address, landlord, tenant rent, term and amount of money deposited, in each case, if any, for each such Company Lease.  The Group Companies hold a valid leasehold or, as applicable, licensed, interest in the Leased Property, free and clear of all Encumbrances, other than Permitted Encumbrances.  The Company Leases have not been amended, modified, supplemented, assigned or transferred except to the extent set forth on Schedule 3.12 and the

Group Companies have not exercised or given notice of exercise of, nor has any of the applicable Group Companies received from any lessor, sublessor, landlord or sublandlord written exercise or notice of exercise of, any option, right of first offer or right of first refusal contained in any of the Company Leases.  To the Knowledge of the Company, the Group Companies are not in material breach or material default under any of the Company Leases, and, except pursuant to the terms of each Company Lease, no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a breach or default or permit the termination, modification or acceleration of rent under such Company Lease.  The Real Property constitutes all of the real property currently used or occupied by the Group Companies in connection with the Business.

(c)           Except for the Company Leases and except as set forth on Schedule 3.12, there are no Leases, licenses, occupancy agreements, options, rights, concessions or other agreements or arrangements, written or oral, granting to any Person the right to purchase, use or occupy any Real Property or any portion thereof or interest therein.

(d)           All buildings, structures, fixtures, building systems and equipment, and all components which are part of the Owned Property, are in material compliance with all applicable Laws and are in good operating condition in all material respects and in a state of good and working order and repair in all material respects, and are reasonably adequate and reasonably suitable for the operation of the Business as currently conducted.  No portion of any facility, building, improvement or other structure located on any of the Real Property has suffered any material damage by fire or other casualty within the past three years which has not been substantially repaired or restored.  There is no pending or written threat of or, to the Knowledge of the Company, oral threat of, condemnation or similar Action affecting any Real Property.

(e)           The Business at the Owned Property as currently operated by the Group Companies is permitted “as-of-right” under applicable zoning and other land use Laws and or is subject to a “permitted non-conforming” use or other similar classification, other than as set forth in the Owner’s Title Policy or the title commitment dated July 15, 2013 (the “Updated Title Commitment”) for a new owner’s title policy or a datedown to the Owner’s Title Policy to be delivered at Closing.

3.13        Intellectual Property.

(a)           Schedule 3.13(a) contains a complete list of all of the following owned by any of the Group Companies:  (i) patents and patent applications (including all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof); (ii) trademark and service mark registrations and applications, and material unregistered trademarks and service marks; (iii) Internet domain name registrations; (iv) copyright registrations and applications for registration of copyrights; (v) material software, excluding off-the-shelf or shrinkwrap software; (vi) trade names and corporate names owned by the Group Companies (the Intellectual Property set forth on Schedule 3.13(a), collectively, the “Registered Intellectual Property”) (including in respect of each such item the jurisdiction(s) in which such Registered Intellectual Property is registered or in which an application therefor is pending, and the applicable registration or application number therefor).  All material Registered Intellectual Property is currently in the name of one of the Group Companies (as indicated on Schedule

3.13(a)) and to the Knowledge of the Company, all other Registered Intellectual Property is currently in the name of one of the Group Companies.  No Registered Intellectual Property that is the subject of any pending application or current registration has been canceled or abandoned or adjudicated invalid, other than any registration or application no longer in use by or having no further value to the Group Companies and permitted to lapse.  All renewal and maintenance fees in respect of the Registered Intellectual Property (if applicable) have been duly paid.

(b)           Schedule 3.13(b) sets forth a complete list of (i) all material licenses, sublicenses and other agreements pursuant to which any of the Group Companies is authorized to use Intellectual Property of a Third Party (“Third Party Licenses”) or (ii) all licenses, sublicenses and other agreements pursuant to which a Third Party is authorized to use, sell, distribute or license any Intellectual Property owned by any of the Group Companies or has been engaged to develop any Intellectual Property on behalf of any of the Group Companies (together with the Third Party Licenses, “Intellectual Property Licenses”), true and complete copies of which have been delivered or made available to the Buyer.  None of the Group Companies is in breach of or default under any material Intellectual Property Licenses and, to the Knowledge of the Company, no event exists that would give rise to any right of modification, acceleration, payment, cancellation or termination under, or in any manner release any party thereto from any obligation under, any Intellectual Property License.  To the Knowledge of the Company, no other party is in material default in the performance or fulfillment of any obligation, covenant or condition contained in any Intellectual Property License.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not cause any of the Group Companies to be in violation or default of, or constitute an event that would give rise to any right of notice, modification, acceleration, payment, cancellation or termination under, or in any manner release any party thereto from any obligation under, such material Intellectual Property Licenses.

(c)           No written claim has been brought or made against any of the Group Companies (i) alleging that any Intellectual Property owned or held for use by any of the Group Companies (collectively, the “Company Intellectual Property”), or the conduct of the Business, infringes, misappropriates or otherwise violates any Intellectual Property of another Person; (ii) challenging the ownership, right to use or the validity of any Company Intellectual Property; or (iii) opposing or attempting to cancel any Group Company’s rights in the Company Intellectual Property, and, to the Knowledge of the Company, no valid grounds for the same exist.  No Action is pending or, to the Knowledge of the Company, threatened in writing, with respect to any Company Intellectual Property.  To the Knowledge of the Company, no Person is infringing upon or otherwise violating the rights of the Group Companies in any Company Intellectual Property.

(d)           The Group Companies own or have the right to use the material Intellectual Property used in the operation of the Business as presently conducted and as presently contemplated.  Each item of Intellectual Property owned, licensed or used by the Group Companies immediately prior to the Closing will be owned, licensed or available for use by the Group Companies under the same terms and conditions immediately following the Closing.

(e)           Except as set forth in Schedule 3.13(e), no Material Contract to which any of the Group Companies is a party restricts in any manner (including in regard to any class or type of customer, in any geographic area or during any period of time) the rights of any of the Group Companies, or requires payment to a Third Party in order for any of the Group Companies, to use, modify, maintain, support, market, advertise, license, distribute, sell or enforce any products or services of any of the Group Companies or any Company Intellectual Property.

(f)            The Group Companies have each taken commercially reasonable measures to safeguard and maintain the confidentiality and value of the Trade Secrets owned or licensed by the Group Companies or otherwise used in the operation of the Business.

3.14        Compliance with Laws.  Other than Tax matters addressed in Section 3.10, employment and employee benefits matters addressed in Sections 3.16 and 3.17 and environmental matters addressed in Section 3.19, during the period beginning on January 1, 2010 and ending on the date of this Agreement, each of the Group Companies have complied in all material respects, and the Group Companies are currently in compliance in all material respects, with all Laws relating to the operation of the Business.  None of the Group Companies has received written notice alleging any material violations of Laws or material liability or potential material responsibility under any such Law during the period beginning on January 1, 2010 and ending on the date of this Agreement.

3.15        Contracts.

(a)           Schedule 3.15 sets forth a list of the following Contracts (that have not expired or otherwise terminated) to which any of the Group Companies is a party in connection with the Business (collectively, the “Material Contracts”):

(i)            any Contract pursuant to which the Group Companies purchase more than $500,000 annually in products, materials, supplies, goods, equipment, other assets or services;

(ii)           any Contract pursuant to which the Group Companies sell products or services involving aggregate payments to become due to the Group Companies which exceed $500,000 annually, other than in the ordinary course of business consistent with past practice;

(iii)          any material sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar Contract, in each case, requiring the payment of any commissions by the Group Companies in excess of $250,000 annually;

(iv)          containing “exclusivity” or any similar requirements which would restrict any of the Group Companies with respect to its sales, distribution, licensing, marketing, co-marketing, advertising, product or business development or other operations, including any Contract that prohibits the Group Companies from engaging in competition or that otherwise imposes any restriction or limitation on any of the Group Companies from (a) conducting its business as currently conducted or as has been historically conducted in the ordinary course of business, and (b) engaging in any line of business, compete with any other Person or solicit any customer, employee or other service provider;

(v)           any factoring agreement or similar agreement, or any other agreement pursuant to which a Person (other than the Group Companies) has any rights with respect to the accounts receivable of the Group Companies;

(vi)          any Contract for Indebtedness of the Group Companies, including any guarantees thereof;

(vii)         any Contract granting any Person an Encumbrance on all or any part of the material assets of the Group Companies, other than Encumbrances that will be released at or prior to the Closing;

(viii)        any Contract with respect to any partnership or joint venture;

(ix)          any Contract evidencing a Related Party Transaction;

(x)           any Contract relating to the voting or control of the Shares or the election of directors of the Company;

(xi)          any lease or similar agreement under which (i) any of the Group Companies is the lessee of, or holds or uses, any machinery, equipment, vehicles or other tangible personal property owned by any Third Party for an annual rent in excess of $500,000 or (ii) any of the Group Companies is the lessor of, or makes available for use by any Third Party, any tangible personal property owned by it for an annual rent in excess of $250,000;

(xii)         any outstanding and effective (by its terms) power of attorney granted by any of the Group Companies to any Governmental Authority or other Person;

(xiii)        any Contract that contains any fixed or indexed pricing, “most-favored nation” pricing or similar pricing terms or provisions regarding minimum volumes, volume discounts, or rebates;

(xiv)        any Contract that provides for indemnification of a third party by any of the Group Companies;

(xv)         any Intellectual Property License;

(xvi)        any Contract relating to the acquisition or disposition of any business or real property;

(xvii)       the Leases;

(xviii)      any Contract which involves commitments to make capital expenditures in excess of $500,000;

(xix)        any Contract relating to the acquisition by any of the Group Companies of a substantial portion of the assets or properties or any material ownership interest in any other Person;

(xx)         each collective bargaining agreement or other labor union contract to which a Group Company is a party;

(xxi)        any arrangements with customers, vendors, distributors, suppliers or other Persons for the sharing of fees or revenues, the rebating of charges or other similar arrangements involving annual payments by any of the Group Companies, or the Group Companies in the aggregate, in excess of $250,000;

(xxii)       any outstanding purchase order or similar Contract pursuant to which the Group Companies sell products or services, unfulfilled by any of the Group Companies as of the date hereof; and

(xxiii)      any Contract not otherwise disclosed in Schedule 3.15(a) involving material contingent or non-contingent payment obligations by the Group Companies or which is either material to the Business or was not entered into in the ordinary course of business.

(b)           Each of the Material Contracts is valid and enforceable against the relevant Company party thereto and, to the Knowledge of the Company, against each other Person party thereto in accordance with their respective terms, except as such enforceability may be limited by applicable insolvency, bankruptcy, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and applicable equitable principles (whether considered in a proceeding at law or in equity).  Each of the Group Companies has performed, in all material respects, all obligations required to be performed by it in connection with the Material Contracts and is not in receipt of any written notice of default under any such Material Contracts.  During the period beginning on January 1, 2013 and ending on the date of this Agreement, none of the Group Companies has received a written or, to the Knowledge of the Company, oral or threatened notice of termination or nonrenewal with respect to any of the Material Contracts.  To the Knowledge of the Company, there is no current material breach by any other party to any such Material Contract.

(c)           The Company has either delivered to the Buyer or has given Buyer access to copies of the Material Contracts other than Material Contracts listed in the Company Disclosure Schedule in respect of Section 3.15(a)(xxii).

3.16        Employees.

(a)           Schedule 3.16(a) contains a true and complete list of (i) the employees of the Group Companies, specifying their name (except to the extent Law prohibits such disclosure, in which case an employee identification number is substituted for name), position, work location, date of hire, annual salary, target bonus or commission opportunity, other compensation, and bonus and total compensation for the last completed fiscal year, (ii) independent contractors currently performing services for a Group Company, showing applicable contract rates and other payments (other than reimbursements of bona fide expenses in connection with such services) made or due to such independent contractors, and (iii) leased employees currently performing services for a Group Company, showing applicable contract rates and other payments made or due to a statutory employer (such as the staffing agency) of the leased employees.

(b)           Except as indicated on Schedule 3.16(b), (A) all employees, except those employees covered by a collective bargaining agreement set forth on Schedule 3.16(b), are employed on an “at-will” basis and their employment can be terminated at any time for any reason with or without any amounts being owed to such individual (other than amounts accrued before the date of their termination of employment), (B) the Group Company’s relationships with all individuals who are independent contractors can be terminated at any time for any reason without any amounts being owed to such individual (other than amounts accrued before the date of their termination of service), and (C) the Group Company’s relationships with all individuals who are leased employees can be terminated at any time for any reason without any amounts being owed to such individuals, a statutory employer (such as the staffing agency) of the leased employees, or any other party.  Since July 1, 2012, no officer’s or key employee’s employment has been terminated by any Group Company for any reason.  To the Knowledge of the Company, no officer or key employee of any Group Company as of the date hereof has indicated to a Group Company his or her intent to terminate employment with the Group Company.

(c)           Except as set forth on Schedule 3.16(c), none of the Group Companies is a party to or otherwise bound by any collective bargaining agreement or other labor union contract applicable to employees of the Group Companies, no collective bargaining agreement is currently being negotiated and, to the Knowledge of the Company, there are not any activities or proceedings of any labor union to organize any such employees.  Each of the Group Companies have complied in all material respects with the provisions of each collective bargaining agreement or other labor union contract set forth on Schedule 3.16(c) and have provided Buyer true and complete copies of each such agreement and any ancillary documents thereto (including, without limitation, any amendments or memorandum of understanding or intent).  Except as set forth on Schedule 3.16(c), (i) none of the Group Companies is subject to any (A) unfair labor practice complaint pending before a Governmental Authority, regardless of whether a collective bargaining agreement is in effect covering the affected employees, (B) pending or, to the Knowledge of the Company, threatened labor strike, slowdown, work stoppage, lockout, or other organized labor disturbance, and since January 1, 2010, none of the Group Companies has experienced any strike, slowdown, work stoppage, lockout, or other organized labor disturbance; (ii) there is no representation claim or petition relating to a Group Company pending before any applicable Governmental Authority; and (iii) there are no material charges with respect to or relating to a Group Company pending before any applicable Governmental Authority (including any Governmental Authority responsible for the prevention of unlawful employment practices).  No material grievance, charge, audit or other labor dispute or proceeding arising out of or under any collective bargaining agreement is pending or, to the Knowledge of the Company, threatened against the Company.  Nothing prohibits a Group Company from subcontracting or outsourcing production, subject to the terms and conditions of the applicable collective bargaining agreement designated on Schedule 3.16(c), including the obligation not to displace or terminate employees represented by the union as a result of the subcontracting or outsourcing.

(d)           Each of the Group Companies is and has been in compliance in all material respects with Laws regarding employment and employment practices, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees, plant closings or mass layoffs (including the WARN Act) and the collection and payment of withholding and/or social security Taxes.  Each of the Group Companies has met in all material respects all requirements required by Law or regulation relating to the employment of foreign citizens.

(e)           Each of the Group Companies has complied in all material respects with all Laws that could require overtime to be paid to any current or former employee of the Group Companies, and since January 1, 2012, no employee has brought, and to the Knowledge of the Company, no current employee has threatened to bring, a claim for unpaid compensation or employee benefits, including overtime amounts.

(f)            Each individual who renders (or any other individual who previously rendered) services to a Group Company who is or was classified by such Group Company as having the status of an independent contractor or other status as a non-employee of a Group Company for any purpose (including for purposes of taxation and Tax reporting and under Benefit Plans) is currently or was previously properly so characterized.

(g)           During the period beginning on January 1, 2012 and ending on the date of this Agreement, except as set forth on Schedule 3.16(g), none of the Group Companies has effectuated (i) a “plant closing” (as defined in the WARN Act or any similar state, local or foreign Law), or (ii) a “mass layoff” (as defined in the WARN Act, or any similar state or local Law).

(h)           To the Knowledge of the Company, no current or former employees, officers or consultants of the Group Companies are or were, as the case may be, in violation of any confidentiality and/or assignment of inventions or similar agreement with any of the Group Companies.

3.17        Employee Benefits.

(a)           Each Benefit Plan is set forth on Schedule 3.17(a).  The Company has made available to Buyer the following documents with respect to each Benefit Plan (other than any Benefit Plan which is a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”)), as applicable:  (i) the governing plan document, including all amendments thereto, and all related trust documents, (ii) the most recent summary plan description together with the summary or summaries of material modifications thereto and (iii) the three most recent annual report (Form 5500 series and all schedules and financial statements attached thereto).

(b)           Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has a received a favorable determination letter or may rely on an opinion letter from the Internal Revenue Service to such effect, no such letter has been revoked, and to the Knowledge of the Company there are no facts or circumstances that could reasonably be expected to adversely affect such qualified status.

(c)           Each Benefit Plan (excluding any Benefit Plan which is a Multiemployer Plan), including any associated trust or fund, has been maintained, administered, funded, and conforms to in all material respects in accordance with its terms, ERISA, the Code (including Section 409A of the Code) and all other Laws.

(d)           All premiums, contributions (including contributions and salary reduction contributions), and other payments required to be made under the terms of any Benefit Plan (i) to the extent due, have been timely made, and (ii) to the extent not yet due, have been appropriately accrued on the books of such Group Company.

(e)           During the period beginning on January 1, 2012 and ending on the date of this Agreement, no action, suit or claim (excluding claims for benefits incurred in the ordinary course) has been brought or is currently pending or, to the Knowledge of the Company, threatened against or with respect to any Benefit Plan (excluding any Benefit Plan which is a Multiemployer Plan), the sponsors, administrators or fiduciaries thereof with respect to their duties to such Benefit Plans or the assets of any of the trusts under any of such Benefit Plans(other than routine benefit claims).  There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the Internal Revenue Service, the Department of Labor or any other Governmental Authority with respect to any Benefit Plan (excluding any Benefit Plan which is a Multiemployer Plan).  No Benefit Plan (excluding any Benefit Plan which is a Multiemployer Plan) has participated in a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(f)            Except as set forth on Schedule 3.17(f), no Benefit Plan is and none of the Group Companies has within the last six years maintained, sponsored, contributed to, had any obligation to contribute to, or otherwise incurred any liability (including contingent liability) with respect to any plan, policy, program, agreement or arrangement which is (i) a “pension plan” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA, (ii) subject to the minimum funding standards of Section 302 of ERISA or Section 412, 430 or 4971 of the Code, (iii) a Multiemployer Plan, (iv) a “multiple employer plan” (as defined in Section 413 of the Code), (v) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (vi) maintained in connection with a trust described in Section 501(c)(9) of the Code.  With respect to each Benefit Plan that is a Multiemployer Plan: (A) all contributions required to be made to each such Multiemployer Plan have been timely made, (B) no Group Company has received any notification, nor has any reason to believe, that any such Multiemployer Plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated, (C) no Group Company has withdrawn at any time within the preceding six years from any such Multiemployer Plan, or incurred any withdrawal liability under Section 4201 of ERISA, and (D) the Company has provided to Buyer the most recent estimate of withdrawal liability received by a Group Company from any Multiemployer Plan.

(g)           No event has occurred and no condition exists that would subject any of the Group Companies, either directly or by reason of their affiliation with any ERISA Affiliate, to any material Tax, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws.

(h)           Except as set forth on Schedule 3.17(h), the Group Companies have no obligation to provide for health, life or disability insurance, or other welfare benefits under any Benefit Plan following retirement or other termination of employment, other than continuation coverage as may be made available to employees under Section 4980B of the Code or Part 6 of Title I of ERISA.

(i)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event), except as set forth on Schedule 3.17(i), (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of a Group Company or with respect to any Benefit Plan; (ii) increase any benefits otherwise payable under any Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code; or (v) result in the payment of any amount that would, individually or in combination with any other such payment, be an “excess parachute payment” within the meaning of Section 280G of the Code.  No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from any Group Company as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

3.18        Litigation.  There is no material Action presently pending or, to the Knowledge of the Company, threatened, or any outstanding Court Order, in each case against any of the Group Companies, their properties, assets or the Business or that challenges or restricts the ability of the Group Companies to consummate the transactions contemplated hereby and otherwise perform hereunder.  The Group Companies have not received any written notice or other written communication from any Governmental Authority regarding any actual violation of, or failure to comply with, any term or requirement of any Court Order to which any of the Group Companies is subject, except for any such notice or communication received prior to January 1, 2011 the matter of which has been fully and finally resolved.

3.19        Environmental.  Except as set forth on Schedule 3.19:

(a)           The Group Companies are in compliance in all material respects with all applicable Environmental Laws (which compliance includes, but is not limited to, possession of all material permits and governmental authorizations required under applicable Environmental Laws (“Environmental Permits”), and compliance in all material respects with the terms and conditions thereof), and the Group Companies have not received any written communication from a Governmental Authority or other Person acting on behalf of a Governmental Authority alleging that they are not in such compliance.

(b)           To the Knowledge of the Company, none of the Environmental Permits requires consent of the issuing Governmental Authority to permit the Buyer to conduct the Business in compliance in all material respects with all applicable Environmental Laws as of the Closing Date, as the Business is conducted by the Group Companies immediately prior to the Closing Date.

(c)           There is no material Environmental Claim pending or, to the Knowledge of the Company, threatened against the Group Companies or, to the Knowledge of the Company, against any other Person whose liability for any material Environmental Claim the Group Companies have retained or assumed either by Contract or by operation of Law.

(d)           To the Knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the

Release or threatened Release of any Hazardous Material which could form the basis of any material Environmental Claim against the Group Companies or against any other Person whose liability for any Environmental Claim the Group Companies have retained or assumed either by Contract or by operation of Law.

(e)           The Group Companies have not, and to the Knowledge of Company, no other person has placed, stored, deposited, discharged, buried, dumped or disposed of Hazardous Materials or any other wastes produced by, or resulting from the operation of the Business at, on or beneath any property currently or formerly owned, operated or leased by the Group Companies that would reasonably be expected to result in a material Environmental Claim against any of the Group Companies.

The representations and warranties contained in this Section 3.19 constitute the sole and exclusive representations and warranties relating to or in connection with environmental matters of any kind or nature, and no other provisions of this Agreement shall be interpreted as containing any representation or warranty with respect thereto.

3.20        Insurance.  All policies or binders of fire, liability, product liability, worker’s compensation, vehicular and other insurance held by the Group Companies are listed on Schedule 3.20.  All policies set forth on Schedule 3.20 are in full force and effect.  The Company has either delivered to Buyer or has given Buyer access to copies of all such policies or binders.  All premiums on all such policies have been paid to date and the Group Companies have complied in all material respects with all conditions of such policies.  To the Knowledge of the Company, during the period beginning on January 1, 2012 and ending on the date of this Agreement, none of the Group Companies has received written notice of any material failure to comply with the terms of such policies or any written notice of nonrenewal of any such policies.

3.21        Bank Accounts.  Schedule 3.21 sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Group Companies maintain accounts of any nature, the account numbers of all such accounts and the names of all persons authorized to draw thereon or make withdrawals therefrom.

3.22        Transactions with Affiliates.  Schedule 3.22 sets forth a list of all current business relationships, contracts and arrangements between any of the Group Companies, on the one hand, and any of the Group Companies’ Affiliates, officers, directors, employees or Stockholders or any of such officer’s, director’s, employee’s or Stockholder’s Affiliates, on the other hand (each, a “Related Party Transaction”).

3.23        Title to Tangible Assets.  One or more of the Group Companies owns good and valid title, free and clear of all Encumbrances, other than Permitted Encumbrances, to all of the material tangible and intangible personal property and assets shown on the balance sheet in the Financial Statements as being owned by the Group Companies, including, without limitation, all authorized and outstanding equity of each of the Group Companies other than the Company.

3.24        No Brokers.  Other than North Point Advisors, no broker, finder or agent is entitled to any brokerage fees, finder’s fees or commissions in connection with the transactions contemplated by this Agreement and the other Transaction Documents based upon arrangements made by or on behalf of the Group Companies.

3.25        Certain Payments.  During the period beginning on January 1, 2010 and ending on the date of this Agreement, none of the Group Companies, nor any director, officer, employee or other Person associated with or acting on behalf of the Group Companies, has directly or indirectly, with respect to the Business, (a) made any unlawful contribution, gift, bribe, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services, (i) to obtain favorable treatment in securing business for the Group Companies, (ii) to pay for favorable treatment for business secured by the Group Companies, or (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Group Companies, or (b) established or maintained any fund or asset with respect to the Group Companies that has not been recorded in the books and records of the Group Companies.

3.26        No Additional Representations.  Except as otherwise expressly set forth in this Article 3 or in any certificate delivered pursuant to this Agreement, the Company expressly disclaims any representations or warranties of any kind or nature, express or implied, as to the condition, value or quality of the Business or the assets of the Business, and the Company specifically disclaims any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to the assets of the Business, or any part thereof, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent, it being understood that such subject assets are being acquired “as is, where is” on the Closing Date, and in their present condition, and the Buyer shall rely on its own examination and investigation thereof.

3.27        Accounting Controls.  The Company Group has such accounting controls in place to provide reasonable assurances that (i) all material transactions are executed in accordance with management’s general or specific authorization, and (ii) all material transactions are recorded as necessary to permit the accurate preparation in all material respects of the Financial Statements in accordance with GAAP.

3.28        Customers and Suppliers; Inventory.

(a)               Schedule 3.28(a) lists the (i) ten (10) largest customers of the Group Companies (on a consolidated basis) for the twelve (12) month period ended December 31, 2012 in terms of aggregate total sales in dollars by the Group Companies, and (ii) the ten (10) largest vendors or suppliers of the Group Companies (on a consolidated basis) for the twelve (12) month period ended December 31, 2012 in terms of aggregate total purchases in dollars by the Group Companies.  During the period beginning on December 31, 2012 and ending on the date of this Agreement, no such customer or supplier has (A) terminated, cancelled, not renewed or materially reduced the amount of business it transacts with the Group Companies, or (B) indicated to any member of the Group Companies in writing that it intends to terminate, cancel, not renew or materially reduce the amount of business it transacts with any member of the Group Companies.

(b)               The current retail and finished inventory of the Group Companies and all of the current piece goods, works in progress and other unfinished inventory of the Group Companies is in all material respects of the same quality, style, condition and salability as is consistent with past practice.

(c)               Schedule 3.28(c) lists the amount of units of branded finished goods and the amount of units of private label goods subject to open purchase orders as of July 17, 2013.

3.29        Factory Operations and Capacity.  Schedule 3.29 lists the per week average production of the manufacturing facility operated by JAMC during the twelve (12) month period ended December 31, 2012 calculated on the basis of the forty-eight (48) weeks within such twelve (12) month period in which such manufacturing facility was in operation.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE BUYER AND MERGER SUB

As an inducement to the Company to enter into this Agreement and to consummate the transactions contemplated hereby, the Buyer and Merger Sub (collectively, the each a “Buyer Company” and collectively “Buyer Companies”) hereby jointly and severally represent and warrants as set forth in this Article 4.

4.1          Organization and Power.  The Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Texas.  Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of the Buyer Companies has the corporate power and corporate authority to own or lease its assets and to carry on its business as currently conducted.

4.2          Authority and Enforceability.  Each of the Buyer Companies has the corporate power and corporate authority to execute, deliver and perform this Agreement and each Transaction Document to which it is a party.  The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party by each of the Buyer Companies have been (or, in the case of the Transaction Documents to be executed at the Closing, will be as of the Closing Date) duly authorized and approved by its board of directors and do not require any further authorization or consent of its stockholders.  This Agreement and each Transaction Document to which each of the Buyer Companies is a party (assuming the valid authorization, execution and delivery of this Agreement by the Company) is the legal, valid and binding agreement of Buyer, enforceable in accordance with its terms, except as such enforceability may be limited by applicable insolvency, bankruptcy, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and applicable equitable principles (whether considered in a proceeding at law or in equity).

4.3          Conflicts.  The execution and delivery by each of the Buyer Companies of this Agreement and the other Transaction Documents, and the performance of its obligations hereunder and thereunder, do not and will not:

(a)           violate any provision of the organizational documents of such Buyer Company;

(b)           violate any provision of Law relating to the Buyer or any Court Order to which any Buyer Company is subject; or

(c)           result in a breach of, constitute a default under, or result in the acceleration of material obligations, loss of material benefit or increase in any material liabilities or fees under, or create in any party the right to terminate, cancel or modify, any material Contract to which any of the Buyer Companies is a party.

4.4          No Litigation.  There is no Action pending or, to the knowledge of the Buyer Companies, threatened, against any of the Buyer Companies or their respective Affiliates which would reasonably be expected to prevent, hinder or delay the consummation of any of the transactions contemplated hereby.

4.5          Financial Ability.  Each of the Buyer Companies has, and will have on the Closing Date, sufficient cash to consummate the transactions contemplated by this Agreement and the other Transaction Documents and perform its obligations hereunder and thereunder.

4.6          Independent Analysis.

(a)           Each of the Buyer Companies acknowledges that it has conducted an independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Group Companies and, in making its determination to proceed with the transactions contemplated by this Agreement, each of the Buyer Companies has relied solely on the results of such investigation and the representations and warranties of the Company expressly set forth herein and in any certificate delivered hereunder.  Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby, and each of the Buyer Companies acknowledges and agrees that the Company is not making any representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement and in any certificate delivered hereunder.

(b)           Without limiting the foregoing, each of the Buyer Companies acknowledges that neither the Company, nor anyone acting on behalf of the Company, has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, charts, summaries, presentations or schedules heretofore made available by the Company to any of the Buyer Companies or any other information which is not included in this Agreement.  Each of the Buyer Companies further acknowledges and agrees that any estimates, forecasts, projections or other predictions or forward-looking information that may have been provided to any of the Buyer Companies were prepared for internal planning purposes only and are not representations or warranties of the Company, and no assurances can be given that any estimated, forecasted, projected or predicted results will be achieved.

4.7          No Brokers.  Except for J.P. Morgan Securities LLC, no broker, finder or agent is entitled to any brokerage fees, finder’s fees or commissions in connection with the transactions contemplated by this Agreement and the other Transaction Documents based upon arrangements made by or on behalf of the Buyer Companies.

4.8          Investment Intent.  Each of the Buyer Companies has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of acquiring the Shares.  Each of the Buyer Companies confirms that the Company has made available to each of the Buyer Companies the opportunity to ask questions of the officers and management of the Group Companies to acquire additional information about the Business, assets and financial condition of the Group Companies.  Each of the Buyer Companies is acquiring the Shares for investment only, and not with a view toward or for sale in connection with any distribution thereof or with any present intention of distributing or selling any interest therein.  Each of the Buyer Companies understands that the Shares and the transactions contemplated hereby have not been, and will not be, registered or qualified under the Securities Act of 1933, as amended, nor any state or any other applicable securities Law, by reason of a specific exemption from the registration or qualification provisions of those Laws, based in part upon each of the Buyer Companies’ representations in this Agreement.  Each of the Buyer Companies understands that no part of the interest in the Shares which such Buyer Company acquires may be resold unless such resale is registered under the Securities Act of 1933, as amended, and registered or qualified under applicable state securities Laws or an exemption from such registration and qualification is available.

4.9          Governmental and Third Party Approvals.  No filing or registration with, or notification to, and no Permit, authorization, consent, approval or exemption of, or other action by, any Governmental Authority or any other Person is required to be obtained, made or given by such Buyer Company in connection with their execution, delivery and performance of this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby, except in connection with the applicable requirements of investment, antitrust or competition-related Law.

ARTICLE 5
ACTIONS PRIOR TO THE CLOSING DATE

5.1          Access to Information.

(a)           In order for the Buyer to have the opportunity to conduct its due diligence investigation regarding the Business and affairs of the Group Companies, from the date of this Agreement until the Closing Date or the earlier termination of this Agreement and subject to applicable Law, the Company shall (i) afford to the Buyer reasonable access, during normal business hours, upon reasonable advance notice to the Stockholder Representative, to the offices, premises, properties, Contracts, commitments, equity and financial books and records, operating data and other information concerning the business, properties and personnel of any of the Group Companies; (ii) permit the Buyer to visit and visually inspect any of its properties during normal business hours and with reasonable advance notice to the Stockholder Representative; and (iii) furnish to the Buyer such additional information concerning the Group Companies as may be reasonably requested; provided, however, that the Group Companies shall not be required to violate Law, any obligation of confidentiality to which the Group Companies are subject or any attorney-client privilege.  In addition, (x) in no event shall the Buyer have access, at any time prior to the Closing, to any information regarding pending or proposed bids for new contracts or business or any related information where the Buyer or an Affiliate of the Buyer also has submitted or intends to submit a bid for such contract or business, and (y) in no event shall Buyer conduct any Phase II environmental assessment or sampling or testing of building materials or environmental media without the consent of the Stockholder Representative.  Any information regarding the Group Companies and the Business furnished to or otherwise obtained or learned by the Buyer and its representatives pursuant to this Section 5.1 shall be subject to the Confidentiality Agreement and must be held by the Buyer in accordance with the terms of the Confidentiality Agreement.

(b)           The Buyer agrees that its investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of the Group Companies, and in discharging its obligations pursuant to this Section 5.1, the Buyer shall not communicate with any of the employees, customers, distributors or suppliers of the Group Companies without the prior consent of the Stockholder Representative, provided that (i) from the date of this Agreement until the Closing Date or the earlier termination of this Agreement and subject to applicable Law, the Company shall afford to the Buyer reasonable access, during normal business hours, upon reasonable advance notice to the Stockholder Representative, to Anthony Sapienza, Kenton Selvey and Paul Jijak to discuss the affairs, finances and accounts of the Group Companies, and (ii) the Company shall permit communication by the Buyer, in the presence of Anthony Sapienza, any employee of the Company designated by Anthony Sapienza, or such other person designated by Anthony Sapienza, during normal business hours, upon reasonable advance notice to the Stockholder Representative, to the Persons listed on Exhibit F.

5.2          Consents of Third Parties; Governmental Approvals.

(a)           Subject to the terms and conditions of this Agreement, as promptly as practicable after the date of this Agreement, each Party shall use its reasonable best efforts to make, or cause to be made, all filings required by any Laws to be made to consummate the transactions contemplated under this Agreement and the Transaction Documents.  The Parties also shall cooperate, and cause their Representatives to cooperate, with each other with respect to all filings that the Parties are required by Law to make.

(b)           Without limiting the generality of the foregoing, if no such filings have been made prior to the date of this Agreement, each Party shall, and shall cause its Affiliates to, use its reasonable best efforts to (i) file (or cause to be filed), as promptly as practicable, any filing, notification, form or report required by any Antitrust Law; and (ii) supply as promptly as reasonably practicable any additional information and documentary material required by Law or by any Governmental Authority relating to antitrust, competition or investment matters (“Antitrust Law”).  The Buyer and the Company shall split all filing fees required under any Antitrust Law equally with each of the Buyer and the Company paying fifty  percent (50%) of such fees.

(c)           The Parties will not take any action that will have the effect of extending, delaying, impairing or impeding the receipt of any required approvals, or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by the Agreement and the Transaction Documents, except with the prior written consent of the other Parties, which consent shall not be unreasonably withheld or delayed.  Each Party shall respond as promptly as practicable to any inquiries or requests received from any Governmental

Authority for additional information or documentation.  Each Party hereby covenants and agrees to use its commercially reasonable best efforts to secure termination of any waiting periods or receive regulatory clearance under any investment-related Law or any applicable Antitrust Law and make any further filings or information submissions pursuant thereto that may be reasonably necessary or advisable to obtain the approval of any relevant Governmental Authority.

(d)           Each Party shall keep the other Parties generally apprised of the status of matters relating to completion of the transactions contemplated hereby.  Each Party shall (i) cooperate with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly notify the other Parties of any material written or oral communication to that Party or its representatives from any Governmental Authority with respect to the matters addressed by this Section 5.2 and (iii) furnish the other Parties with copies of all correspondence, filings, and written communications between such Party, its Affiliates and representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transaction Documents (unless the furnishing of such information would violate the provisions of any Laws; provided that each such Party shall use its commercially reasonable best efforts to promptly communicate to the other Parties the substance of any such communication, whether by redacting parts of such material communication or otherwise, so that such communication would not violate any Laws) and consult with each other in advance of any meeting or conference with any Governmental Authority, including in connection with any proceeding by a private party.  The foregoing obligations in this Section 5.2(d) shall be subject to the Confidentiality Agreement and any attorney-client, work product or other privilege.

5.3          Operations Prior to the Closing Date.

(a)           Between the date of this Agreement and the Closing Date, the Company shall and shall cause each other Group Company to conduct, operate and carry on the Business in the ordinary course and substantially as currently operated consistent with past custom and practice, provided that (i) this Section 5.3 shall not restrict (A) any transactions or other acts or omissions contemplated by, required under or permitted by this Agreement, or for which the Buyer shall have provided its consent,; (B) (x) the forgiveness, acceleration or reduction in the amount of outstanding principal and accrued and unpaid interest under, or other transfer or disposition of, the Staff Note (including pursuant to Section 1.7(a)(ii) or as provided in the succeeding clause (y)), or (y) the amendment of the terms of the Staff Purchase Agreement or Staff Note (including to amend the purchase price of the equity interests repurchased under the Staff Purchase Agreement in satisfaction of the Staff Note), except that any such amendment to the terms of the Staff Purchase Agreement or Staff Note that would adversely affect the Company shall require the prior written consent of the Buyer (not to be unreasonably withheld) and provided that any action taken under the preceding clause (x) or Section 1.7(a)(ii) shall be deemed not be adverse to the Company unless in connection therewith the Company pays or agrees to pay any cash or cash equivalent consideration to any person and, provided further that to the extent that any amount of the outstanding principal or accrued and unpaid interest under the Staff Note is paid in cash to Parent LLC prior to the Closing, on the Closing Date, Parent LLC shall pay to Buyer, by wire transfer of immediately available funds to an account designated in writing by Buyer, the amount of such cash proceeds, or (C) any agreement to make any change in control payments payable to any employee, officer, director or consultant of the

Group Companies payable in connection with the transactions contemplated by this Agreement, and (ii) for purposes of this Agreement, any noncompliance of the Group Companies with this Section 5.3 shall not be a breach of this Section 5.3 to the extent that such noncompliance shall directly relate to or result from the communication by the Buyer of its plans or intentions with respect to the Group Companies.  Any change in control payment made pursuant to an agreement entered into in accordance with Section 5.3(a)(i)(C) shall constitute a “Company Expense” for all purposes hereunder.  Any fees and expenses incurred in connection with any action taken in accordance with Section 5.3(a)(i)(B) shall constitute a “Company Expense” for all purposes hereunder, provided that the reduction of any amounts payable to the Company under the Staff Note in accordance with Section 5.3(a)(i)(B) shall not constitute a Company Expense.

(b)           Without limiting the generality of the provisions of Section 5.3(a), except as otherwise contemplated or permitted herein (including, without limitation, the transactions contemplated by Section 1.7) or with the written approval of the Buyer (which the Buyer agrees shall not be unreasonably withheld, conditioned or delayed, other than with respect to clauses (vii), (viii), (ix) and (x) of this Section 5.3(b) and, to the extent relating to the foregoing clauses, Section 5.3(b)(xviii)) between the date of this Agreement and the Closing Date, the Group Companies shall not do any of the following:

(i)            make any single capital expenditure in excess of $500,000 or make capital expenditures in the aggregate in excess of $2,500,000;

(ii)           sell, lease (as lessor), assign, transfer, abandon or otherwise dispose of, license (exclusively or otherwise), mortgage or pledge, or impose, subject or suffer any Encumbrance on, any of its material assets or properties, in whole or in part, other than in the ordinary course of business consistent with past practice or except for any asset which is obsolete;

(iii)          create, incur, assume, or agree to create, incur, or assume or guarantee, any Indebtedness other than draws under existing loans or intercompany loans in the ordinary course of business;

(iv)          create, incur, assume, agree to create, incur or assume or otherwise agree to, accept, enter into or take on any new purchase order or similar Contract pursuant to which the Group Companies sell products, other than the shipment and sale of the finished good inventory listed on Exhibit H;

(v)           make any change in the accounting principles, methods, practices or policies applied in the preparation of the Financial Statements, unless such change is required by Law or GAAP;

(vi)          settle any litigation or arbitration in excess of $175,000;

(vii)         amend its certificate of incorporation, certificate of formation, by-laws, limited liability company agreement or similar organizational documents;

(viii)        merge with or into or consolidate with, or acquire all or substantially all of the assets or equity interests of, or otherwise acquire, any other entity;

(ix)          except for capital expenditures otherwise permitted under this Agreement, acquire or agree to acquire in any manner, including by merger or by purchase, all or a substantial portion of the capital stock or other equity interests, investment securities, or assets of any business or any entity;

(x)           (1) other than in connection with the exercise of any Option outstanding as of the date hereof, sell, issue, create, grant or authorize the issuance or grant of (w) any shares of the capital stock or membership units, as applicable, of any of the Group Companies, (x) any stock appreciation rights, option, call, warrant, obligation, subscription or other right to acquire any equity securities or membership units of any of the Group Companies, or (y) any instrument convertible into or exchangeable for any shares of the capital stock or membership units of any of the Group Companies or any other security; (2) split, combine or reclassify the capital stock or membership units of any of the Group Companies or any other capital stock or repurchase, redeem or otherwise acquire any of the Group Companies’ equity securities; and (3) declare, set aside or pay any dividend or distribution payable in capital stock, membership units or other equity securities or other property (other than cash);

(xi)          (A) waive, release, relinquish, assign, amend or terminate any material Contract (or any of the material rights of any of the Group Companies thereunder) or any right or claim thereunder; (B) enter into any new Contract that would have been a Material Contract if existing on the date of this Agreement, except for material Contracts entered into in connection with and in accordance with any action any of the Group Companies is specifically permitted to take under the other subsections of this Section 5.3(b) or as otherwise in the ordinary course of business consistent with past practice, or (C) grant any offsets, rebates or service credits under any Contracts other than in the ordinary course of business consistent with past practice;

(xii)         enter into any material Related Party Transaction other than the performance under or the consummation of any Related Party Transaction existing on the date of this Agreement;

(xiii)        (A) make, change or revoke any material elections (including any entity classification election) or methods of accounting with respect to Taxes affecting or relating to any of the Group Companies, (B) file any amended Tax Return, enter into any closing agreements or settlements with respect to Taxes affecting or relating to any of the Group Companies, (C) surrender any right to claim a refund of Taxes, or (D) consent to any extension or waiver of the limitations period applicable to the assessment or collection of any Taxes;

(xiv)        make any loan or advance to any employee, officer, director, independent contractor, agent or Stockholder other than normal advances of business expenses that will be reimbursed;

(xv)         (1) except as required by the terms of any Benefit Plan, collective bargaining agreement or Material Contract as in effect on the date hereof, (A) increase the benefits available to any current or former employee, consultant or other service provider of any Group Company; (B) increase the base salary, wages or bonus opportunity of any current or former employee or consultant of any Group Company, other than salary increases in the ordinary course of business consistent with past practice with respect to employees who are not officers and have an annual compensation not in excess of $100,000; or (C) grant any severance, bonus, termination pay, equity or equity-based awards to any current or former employee or consultant of any Group Company; (2) establish, adopt, amend or terminate any plan, agreement, program, policy, trust, fund or other arrangement that would be a Benefit Plan if it were in existence as of the date hereof, or any Benefit Plan, except as required to comply with requirements of Law; (3) terminate without “cause” any employee of any Group Company at the level of vice president or above; (4) except for the hiring or engagement of non-officer employees or individual independent contractors who have an annual compensation individually that is not in excess of $100,000, hire or engage any employee or individual independent contractor of any Group Company; or (5) forgive or discharge in whole or in part any outstanding loans or advances to any present or former director, officer, employee, individual consultant or independent contractor of any Group Company;

(xvi)        adopt, enter into, amend, terminate or extend any collective bargaining agreement (or enter into negotiations to do any of the foregoing);

(xvii)       effectuate a “plant closing” or “mass layoff” (as those terms are defined in the Worker Adjustment and Retraining Notification Act, as amended (the “WARN Act”), or any similar state, local or foreign Law); or

(xviii)      authorize, approve, agree, enter into an agreement or commit to do any of the foregoing.

(c)           Notwithstanding the foregoing, nothing in this Agreement is intended to provide the Buyer, directly or indirectly, the right to control or direct the Business or operations of the Group Companies at any time prior to the Closing Date.  Prior to the Closing Date, the Group Companies shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Business and their respective operations.

5.4          Commercially Reasonable Efforts.  Subject to the terms and conditions of this Agreement, each Party will use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable in compliance with applicable Laws to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby.

5.5          Exclusivity.  Between the date hereof and the earlier of the Closing and the termination of this Agreement, (i) the Company shall not and shall cause the other Group Companies not to, and such Persons shall cause their respective officers, directors, employees, agents or representatives not to, solicit, initiate or knowingly encourage any proposal or offer from any Person (other than the Buyer and its representatives) relating to the acquisition of all or a significant amount of the equity interests or all or a significant amount of the assets of the Group Companies (including, without limitation, any acquisition structured as a merger, consolidation, or share exchange) (an “Alternative Proposal”) and (ii) the Company shall promptly (and in any event within twenty-four (24) hours of the Company’s knowledge of any such event) notify Buyer of the receipt of any written Alternative Proposal.  On and as of the date hereof, the Company shall and shall cause the other Group Companies, and such Persons shall cause their respective officers, directors, employees, agents or representatives, to immediately (i) cease any discussions or negotiations with any Person that may be ongoing with respect to any Alternative Proposal, and (ii) terminate access to any physical or electronic data rooms relating to an Alternative Proposal.  Within  twenty-four (24) hours of the Closing, the Stockholder Representative shall request that any such Person and its Representatives promptly return or destroy all confidential information concerning the Group Companies heretofore furnished thereto by or on behalf of the any of the Group Companies.

5.6          Inventory Reconciliation.  The Group Companies shall conduct, with the assistance of the employees of JAMC, a physical inventory on July 25, 2013 and July 26, 2013, or such other days and times as mutually agreed by the Company and the Buyer, of the raw materials, work-in-process and finished goods located in the manufacturing facility operated by JAMC, any related distribution center, and any other location where inventory is located or stored, and the Company shall permit the Buyer and its designated auditor (provided that such auditor shall not be Grant Thornton LLP or any Neutral Accounting Firm appointed pursuant to this Agreement) to observe such physical inventory.  The Group Companies will roll-forward the quantities of physical inventory of the raw materials, work-in-process and finished goods from the dates of the physical inventory to the Closing Date and will provide such roll-forward and all underlying documentation necessary to ascertain the accuracy of the quantities of such raw materials, work-in-process and finished goods as of the Closing Date as stated in the books and records of the Group Companies, to the Buyer promptly following the Closing Date (and any in event within ten (10) Business Days after the Closing Date).

5.7          Parent LLC Written Consent.  Parent LLC shall execute and deliver to Buyer and the Company concurrently with the execution of this Agreement the Parent LLC Written Consent pursuant to Section 228 of the DGCL, pursuant to which Parent LLC shall, in accordance with Section 251(c) of the DGCL, duly authorize and adopt this Agreement and approve the transactions contemplated hereby, including the Merger, effective as of the date hereof, in accordance with the DGCL and the organizational documents of Parent LLC and the Company.

5.8          Owned Property.  The Company has previously delivered to Buyer a copy of a lender’s title insurance policy for the Owned Property, dated April 1, 2004, issued by First American Title Insurance Company (the “Title Company”), Policy Number 4798714, as modified by that certain Change Endorsement issued by First American Title Insurance Company on May 30, 2006 (collectively, the “Title Policy”) and the Updated Title Commitment.    If the datedown to the Owner’s Title Policy discloses (i) monetary liens of a definite or ascertainable amount (not including customary, ongoing liens, such as nondelinquent real estate taxes or assessments), (ii) nonmonetary liens or encumbrances not included in the Title Policy or the Updated Title Commitment which would reasonably be expected to affect the Buyer’s ability to operate the Business at the Owned Property as currently operated by the Group Companies, or (iii) any right of first refusal, right of first offer, purchase option or other similar right for the benefit of any third parties not included in the Title Policy or the Updated Title Commitment (collectively, the “Additional Exceptions”), such Additional Exceptions shall, upon written notice from Buyer to the Stockholder Representative, constitute objections (the “Title Objections”) and will not be Permitted Encumbrances.  The Company agrees to remove or cause any such Title Objections to be insured over by the Title Company at the Closing Date, and the Company shall otherwise have no obligation to remove title defects other than the Title

Objections.  The parties hereby acknowledge and agree that any failure by the Company to remove or cause any such Title Objections to be insured over by the Title Company at or prior to the Closing Date shall not cause a failure of any closing condition under Article 7 except to the extent any such Title Objection shall constitute a Material Adverse Effect.   For the avoidance of doubt, any Title Objections removed or insured over at the Closing Date shall no longer constitute Title Objections.

ARTICLE 6

POST-CLOSING AGREEMENTS

6.1          Indemnification.

(a)           Stockholders and Optionholders Indemnification.

(i)            Subject to the other limitations in this Section 6.1, from and after the Closing, each of the Stockholders and Optionholders (collectively, the “Seller Indemnitors”), severally (and not jointly or jointly and severally), in proportion to the applicable Seller Percentage, agrees to indemnify the Buyer and its Affiliates and their respective officers, directors, employees, stockholders, agents and representatives (collectively, the “Buyer Indemnitees”) in respect of any loss, liability, fine, penalty, deficiency, damage or expense (including reasonable legal expenses and costs) (a “Loss”) which such Buyer Indemnitee suffers as a result of: (A) the breach by the Company of any representation or warranty contained in Article 3 or in any certificate delivered hereunder; (B) the breach by the Company of any covenant or agreement contained in this Agreement or in any certificate delivered hereunder; (C) (x) any Company Expenses not set forth in the Company Expenses Certificate or any Company Expenses reflected in the Company Expenses Certificate to the extent the amount thereof exceeds the amount reflected in such certificate, (y) any outstanding Indebtedness of the Group Companies immediately prior to the Closing not (i) set forth in the Indebtedness Payoff Certificate or any outstanding Indebtedness of the Group Companies as of immediately prior to the Closing reflected in the Indebtedness Payoff Certificate to the extent the amount thereof exceeds the amount reflected in such certificate, or (ii) taken into account in the determination of Closing Working Capital, or (z) any Contingent Obligation; (D) any increase in Pre-Closing Taxes resulting from the disallowance of a deduction for interest paid by the Company under the JA Note, (E) any Pre-Closing Taxes not described in (D), except to the extent taken into account in the determination of Closing Working Capital, (F) any payment in respect of any Dissenting Shares in excess of the amount of Per Share Consideration which such shares of Common Stock would be entitled to receive under Article I and any fees or expenses incurred by the Company in connection with the appraisal process for Dissenting Shares provided for under Section 262 of the DGCL, or (G) any Title Objections not removed or insured over prior to the Effective Time.

(ii)           Any claims by any Buyer Indemnitee pursuant to this Section 6.1 must be made in writing to the Stockholder Representative on or before the Stockholder Survival Date, it being understood that so long as such written notice is given on or prior to the Stockholder Survival Date, such representations and warranties and covenants which are required to be performed prior to the Closing that are the subject of such claim shall continue to survive until such matter is resolved.  For purposes of this Agreement, the term “Stockholder Survival Date”

shall mean the date that is twenty-four (24) months following the Closing Date; provided that the Stockholder Survival Date with respect to claims for breaches of the representations and warranties set forth in Sections 3.1, 3.2 and 3.4 shall mean the fifth (5th) anniversary of the Closing Date, and provided further that the Stockholder Survival Date with respect to claims for indemnification pursuant to Section 6.1(a)(i)(D) shall mean the fourth (4th) anniversary of the Closing Date.

(iii)          The indemnification provided for in Sections 6.1(a)(i) and 6.1(a)(vi) are subject to the following limitations, as applicable:

(a)           Except in the case of a breach of a Fundamental Representation, claims for indemnification pursuant to Sections 6.1(a)(i)(C), (D), (F) and Section 6.1(a)(vi), or in the case of fraud, the aggregate amount of all payments made by the Seller Indemnitors in satisfaction of claims for indemnification pursuant to Section 6.1(a)(i) shall not exceed six million dollars ($6,000,000); provided that (i) the aggregate amount of all payments made by the Seller Indemnitors in satisfaction of claims for indemnification pursuant to Section 6.1(a)(i)(D) shall not exceed one million two hundred thousand dollars ($1,200,000), and (ii) in no event will any Seller Indemnitor be liable for any Losses of the Buyer Indemnitees in an amount in excess of the proceeds actually received by such Seller Indemnitor pursuant to this Agreement.

(b)           None of the Seller Indemnitors shall be liable to indemnify the Buyer Indemnitees pursuant to Sections 6.1(a)(i)(A) or (B) (other than for the breach of a Fundamental Representation or in the case of fraud) unless and until such Buyer Indemnitee has collectively suffered Losses as a result of breaches in excess of $700,000 in the aggregate (the “Indemnification Basket”) (the Seller Indemnitors being obligated to indemnify the Buyer Indemnitees solely to the extent exceeding the Indemnification Basket); provided that notwithstanding the foregoing, the Seller Indemnitors shall not be liable to indemnify the Buyer Indemnitees pursuant to Sections 6.1(a)(i)(A) or (B) (other than for breach of a Fundamental Representation or in the case of fraud), unless and until such Buyer Indemnitee has suffered aggregate Losses arising out of a claim or series of claims in excess of fifteen thousand dollars ($15,000) (provided that any claim not exceeding such amount shall not be aggregated to count towards the Indemnification Basket).

(c)           The Buyer Indemnitees shall not be entitled to indemnification for any Losses to the extent that such Losses (or any part thereof) arise from, or are increased by, a change after the Closing in any accounting principle, method or policy (including any change in GAAP or application thereof), in any Tax reporting practice or in the length of any accounting period for Tax purposes of any Buyer Indemnitee (including any Group Company) other than any such changes that are required by Law.

(iv)          The indemnification obligations of the Stockholders and Optionholders in this Agreement shall in no way be limited by any knowledge that the Buyer or any of its officers,

directors, accountants, consultants or legal counsel have or may be deemed to have with respect to any breach.

(v)           In all cases in determining whether there has been a breach of a representation or warranty by the Buyer, the Company or the Stockholders for purposes of Section 6.1, or in determining the amount of any Losses with respect to such breach, (A) such representations and warranties shall be read without regard to any materiality qualifier (including any reference to Material Adverse Effect) contained therein, provided that (i) this Section 6.1(a)(v) shall not apply with respect to the representations in warranties in Section 3.9(b)(i) and Section 3.8(d), (ii) dollar amounts and dates shall not be deemed to be materiality qualifiers for purposes hereof (iii) the word “material” shall not be disregarded with respect to the defined terms “Material Contract” and “Hazardous Material” and (iv) such representations and warranties shall be read giving effect to the applicable exceptions set forth in the Company Disclosure Schedule (B) any transactions or other acts or omissions contemplated by, required under or permitted by this Agreement, or for which the Buyer shall have provided its consent, shall not constitute a breach of any representation and warranty.

(vi)          Subject to the other limitations in this Section 6.1, from and after the Closing, each of the Stockholders agree to indemnify the Buyer Indemnitees in respect of any Loss which such Buyer Indemnitee suffers as a result of the breach by any Stockholder of any representation or warranty of any such Stockholder in the Letter of Transmittal delivered by such Stockholder to the Stockholder Representative pursuant to the terms hereunder.

(b)           Buyer’s Indemnification.

(i)            The Buyer agrees to indemnify the Stockholders and Optionholders and their Affiliates, and for such Persons who are entities, their respective officers, directors, employees, stockholders, members, agents and representatives (collectively, the “Seller Indemnitees”) and hold each Seller Indemnitee harmless against any Loss which any Seller Indemnitee suffers, as a result of: (A) the breach by the Buyer of any representation or warranty contained in Article 4; (B) the breach by the Buyer of any covenant or agreement of the Buyer contained in this Agreement or the breach by any of the Group Companies of any covenant or agreement of such a Group Company contained in this Agreement required to be performed by such Group Company from and after the Closing, (C) any and all Severance Obligations, (D) any liability of the Buyer or the Group Companies with respect to a Multiemployer Plan, including, without limitation, as the result of a complete or partial withdrawal therefrom, and (E) the Buyer’s ownership of the Shares and the conduct of the business of the Buyer and the Group Companies from and after the Closing Date.

(ii)           Any claims by any Seller Indemnitee pursuant to this Section 6.1(b) must be made in writing to the Buyer on or before the Buyer Survival Date, it being understood that so long as such written notice is given on or prior to the Buyer Survival Date, such representations and warranties and covenants which are required to be performed prior to the Closing that are the subject of such claim shall continue to survive until such matter is resolved.  For purposes of this Agreement, the term “Buyer Survival Date” shall mean the date that is twenty-four (24) months following the Closing Date; provided that the Buyer Survival Date with respect to the representations and warranties of the Buyer set forth in Sections 4.1 and 4.2 shall mean the fifth

(5th) anniversary of the Closing Date; provided further that with respect to Losses pursuant to Sections 6.1(b)(i)(B) through (E) (inclusive), there shall be no Buyer Survival Date (i.e., the Buyer’s obligations pursuant to Sections 6.1(b)(i)(B) through (E) (inclusive) shall survive indefinitely).

(iii)          In the event that the Buyer is obligated to make an indemnification payment hereunder, such payment shall be made to the Stockholder Representative on behalf of the applicable Seller Indemnitees for distribution thereto.

(c)           Indemnification Procedures.

(i)            Notice of Claim.  Any indemnified party making a claim for indemnification pursuant to Section 6.1(a) or (b) (an “Indemnified Party”) must give the Stockholder Representative or the Buyer, as the case may be, written notice of such claim (a “Claim Notice”), promptly after the Indemnified Party receives any written notice of any action, lawsuit, proceeding, investigation or other claim (a “Proceeding”) against or involving the Indemnified Party by a Third Party or otherwise discovers the liability, obligation or facts giving rise to such claim for indemnification but in any event prior to the expiration of the applicable survival period applicable to such claim; provided that a failure to notify or delay in notifying the Stockholder Representative or the Buyer, as the case may be, will not relieve the indemnifying party (the “Indemnifying Party”) of its obligations pursuant to Section 6.1(a) or (b), except to the extent that the Indemnifying Party is actually prejudiced as a result thereof.  Such Claim Notice shall describe such claim and the nature and amount of the Loss, to the extent that the nature and amount thereof are determinable at such time and shall be accompanied by copies of all pleadings and papers served with respect to such claim (if any).

(ii)           Control of Defense of Third Party Claims; Conditions.  With respect to the defense of any Third Party Proceeding against or involving an Indemnified Party, at its option the Indemnifying Party may appoint as lead counsel of such defense a legal counsel of national standing selected by the Indemnifying Party.  The assumption of the defense of a claim by the Indemnifying Party shall not be an admission as to the liability of the Indemnifying Party in respect of such claim or be deemed an acceptance or acknowledgment of the Indemnifying Party’s obligation to indemnify the Indemnified Party in respect of such claim.  The Indemnified Party will be entitled to participate in the defense of such claim and to employ separate counsel of its choice (limited to one law firm) for such purpose at the Indemnified Party’s own expense, with the Indemnified Party obligated hereby to provide reasonable cooperation with the Indemnifying Party in the defense of claims or litigation, including by making employees, information and documentation reasonably available.

(iii)          Settlement of Claims.  The Indemnifying Party must obtain the prior written consent of the Indemnified Party (which will not be unreasonably withheld, conditioned or delayed) prior to entering into any settlement of any Third Party claim or Proceeding or ceasing to defend any such claim or Proceeding unless the proposed settlement involves only the payment of money damages for which funds are available for full recovery from the Escrow Fund and does not impose an injunction or other equitable relief on the Indemnified Party.  The Indemnified Party will not settle any claim for which it has sought or is seeking recovery without the Indemnifying Party’s prior written consent (which will not be unreasonably withheld, conditioned or delayed).

(iv)          With respect to any Third Party claim subject to indemnification under this Section 6.1, the Parties agree to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all confidential information and the attorney-client and work-product privileges of the other Party.  In connection therewith, each Party agrees that:  (i) it will use its commercially reasonable efforts, in respect of any Third Party claim in which it has assumed or participated in the defense, to avoid production of confidential information (consistent with Law and rules of procedure); and (ii) all communications between any Party and counsel responsible for or participating in the defense of any Third Party claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

(v)           After any final decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement, in each case with respect to a Third Party claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter and all such remaining sums so due and owing to the Indemnified Party shall be paid in accordance with Section 6.1 of this Agreement.  For the avoidance of doubt, amounts payable to any Buyer Indemnitee shall be paid pursuant to Section 6.1(f) of this Agreement.

(vi)          In the event that a claim for indemnification by any Indemnified Party is based upon a Third Party claim which the party seeking indemnification has given notice Pursuant to Section 6.1(c)(i), but which had not then been made by the Third Party (a “Purported Third Party Claim”), the right to indemnification in respect of the subject matter of such Purported Third Party Claim shall expire upon the expiration of twelve (12) months following the date of the last event giving rise to the Third Party’s Purported Third Party Claim if an actual Third Party claim in respect thereof has not been made prior to the expiration of such twelve (12) month period.

(vii)         The Parties acknowledge that any notice to the Stockholders or Optionholders pursuant to this Section 6.1 shall be made to the Stockholder Representative.

(d)           Net Recovery.  The amount of any Loss shall be net of any amounts recovered by the Indemnified Party or its Affiliates under insurance policies, indemnities, reimbursement arrangements or contracts (including with respect to any breaches thereof) with respect to such Loss and the Indemnified Party shall use commercially reasonable efforts to collect amounts under such insurance policies, indemnities, reimbursement arrangements or contracts.  The amount of any Loss claimed by any Indemnified Party hereunder shall be reduced to the extent of any Tax savings or benefits realized by any Indemnified Party or its Affiliates that is attributable to any deduction, loss, credit or other Tax benefit resulting from or arising out of such Loss that is actually realized prior to or in the same Tax year as the indemnification payment is made.  Any Loss under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement.  Notwithstanding anything to the contrary contained in this Agreement, the Seller Indemnitors shall have no liability under this Agreement with respect to any matter to the extent the expense, loss or liability comprising the Loss (or a part thereof) with respect to such matter has been taken into account in the determination of Closing Working Capital.

(e)           No Party shall have any liability for any consequential, punitive (except solely to the extent paid to a Third Party), special, incidental or indirect damages or Losses, including, without limitation, business interruption, loss of future revenue, diminution in value, multiplier damages, profits or income, or loss of business reputation or opportunity.

(f)            Recoupment under the Escrow Agreement; Release of the Escrow Fund.  From and after the Closing (but subject to the provisions of this Section 6.1 including without limitation the provisions of Section 6.1(a)(iii)), any indemnification to which a Buyer Indemnitee is entitled under Section 6.1(a)(i) as a result of any Loss shall be satisfied solely and exclusively by recouping all of such Loss from the Escrow Fund in accordance with the terms of the Escrow Agreement, provided that solely with respect to any Loss in respect of a breach of a Fundamental Representation or any claim for indemnification pursuant to Sections 6.1(a)(i)(C), (D), (F) and Section 6.1(a)(vi) or in the case of fraud, and solely to the extent (in the case of Fundamental Representation, any claim for indemnification pursuant to Section 6.1(a)(i)(F) or Section 6.1(a)(vi), or in the case of fraud, but not in the case of any claim for indemnification pursuant to Sections 6.1(a)(i)(C) or (D)) that no amount shall remain in the Escrow Fund, such Loss shall be satisfied by recouping such Loss directly from the Seller Indemnitors.  Any indemnification to which a Buyer Indemnitee is entitled under Sections 6.1(a)(i)(C) and (D) as a result of any Loss shall be satisfied by recouping such Loss directly from the Seller Indemnitors and not from the Escrow Fund.  Any amount payable to the Buyer pursuant to Section 1.13 shall be satisfied solely and exclusively by recouping all of such amount from the Escrow Fund in accordance with the terms of the Escrow Agreement.  On the date which is twelve (12) months following the Closing Date, the Stockholder Representative and the Buyer shall direct the Escrow Agent to release to the Stockholder Representative (on behalf of the Stockholders and Optionholders) an amount equal to three million dollars ($3,000,000), less the aggregate amount of any amounts paid out plus all Losses specified in any then-unresolved claims for indemnification.  On the date which is twenty (24) months following the Closing Date, the Stockholder Representative and the Buyer shall direct the Escrow Agent to release to the Stockholder Representative (on behalf of the Stockholders and Optionholders) (i) the then-remaining amount of the Escrow Fund less the aggregate amount of all Losses specified in any then-unresolved claims for indemnification and (ii) any income earned on the Escrow Fund less the amount of any Tax distributions to Buyer made by or to be made by the Escrow Agent with respect thereto.

(g)           Exclusive Remedy.  Each of the parties hereto acknowledges and agrees that from and after the Closing, except as otherwise provided herein, the indemnification provisions in this Section 6.1 shall be the exclusive remedy of the Buyer Indemnitees with respect to the transactions contemplated by this Agreement (except for claims of fraud and disputes under Section 1.13, which disputes under Section 1.13 will be resolved in accordance with the dispute resolution mechanism set forth in Section 1.13).  After the Closing Date, no party may seek the rescission of the transactions contemplated by this Agreement.

(h)           Subrogation.  After any indemnification payment is made pursuant to this Section 6.1, the Indemnifying Party shall, to the extent of such payment, be subrogated to all rights (if any) of the Indemnified Party against any Third Party in connection with the Losses to which such payment relates.  Without limiting the generality of the preceding sentence, any Indemnified Party receiving an indemnification payment pursuant to the preceding sentence shall execute, upon the written request of the Indemnifying Party, any instrument reasonably necessary to evidence such subrogation rights.

6.2          Press Release and Announcements; Confidentiality.  Unless required by Law or by any Governmental Authority (in which case each of the Buyer and the Stockholder Representative shall, to the fullest extent permitted by Law, consult with the other party prior to any such disclosure as to the form and content of such disclosure), from and after the date hereof, through and including the Closing Date, no press releases, announcements, including to the employees, customers or suppliers of the Business, or other releases of information related to this Agreement or the transactions contemplated hereby will be issued or released without the consent of both the Buyer and the Stockholder Representative.  The parties hereto agree to keep the terms of this Agreement confidential, except to the extent required by applicable Law or for financial reporting purposes and except that the parties may disclose such terms to their respective employees, accountants, advisors and other representatives as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to or are bound by contract to keep the terms of this Agreement confidential).  The Buyer acknowledges that following the date hereof, regardless of whether this Agreement is terminated, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms until the Closing.  Notwithstanding the foregoing, the Parties acknowledge and agree that the Stockholders and Optionholders that are entities may disclose information related to this Agreement or the transactions contemplated hereby to the direct and indirect holders of equity interests in such Stockholders and Optionholders and that J.W. Childs Equity Partners III, L.P. and its Affiliates may disclose such information to their respective investors and potential investors.

6.3          Further Assurances.  Each Party shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

6.4          Tax Matters.

(a)           All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other similar fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be borne fifty percent (50%) by the Buyer and fifty percent (50%) by the Stockholders and Optionholders.

(b)           The Buyer shall not make any election under Code Section 338(g) with respect to the Group Companies.

(c)           The Stockholder Representative shall prepare and file all Tax Returns with the appropriate federal, state, local and foreign governmental agencies relating to the Group Companies for periods ending on or prior to the Closing Date and shall pay all Taxes due with respect to such Tax Returns.  The income of the Group Companies shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of the Group Companies as of the end of the Closing Date.  For the avoidance of doubt, all deductions that arise or become available as a result of the transactions contemplated by this agreement (including, without limitation, option deductions and change of control payments) shall be apportioned to the period, or portion thereof, ending on the Closing Date.  The Stockholder Representative shall allow Buyer to review and comment upon any Tax Return for periods ending on or prior to the Closing Date at any time during the forty-five (45) day period immediately preceding the filing of such Tax Return and any such comments will be considered in good faith by the Stockholder Representative.

(d)           Buyer shall prepare and file, or cause to be prepared and filed, all Straddle Tax Returns required to be filed by the Group Companies and shall cause the Group Companies to pay the Taxes shown to be due thereon, provided, however, that the Stockholder Representative shall promptly reimburse Buyer for the portion of such Tax that relates to a Pre-Closing Tax Period.  The Stockholder Representative will furnish to Buyer all information and records reasonably requested by Buyer for use in preparation of any Straddle Tax Returns.  Buyer shall allow the Stockholder Representative to review and comment upon any Straddle Tax Return at any time during the forty-five (45) day period immediately preceding the filing of such Tax Return and any such comments will be considered in good faith by the Buyer.  Buyer and the Stockholder Representative agree to cause the Group Companies to prepare all Tax Returns for any Straddle Period consistently with past practice (except as otherwise required by Law) and to file all Tax Returns for any Straddle Period on the basis that the relevant taxable period ended as of the close of business on the Closing Date, unless the relevant Tax authority will not accept a Tax Return filed on that basis.

(e)           In the case of any Straddle Period, (i) real, personal and intangible property Taxes (“Property Taxes”) of the Company for the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (ii) the Taxes of the Company (other than Property Taxes) for the portion of the Straddle Period that constitutes a Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date (and for such purpose, the Tax Period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time).

(f)            Within five (5) Business Days of receipt (including application to any other Tax liability) thereof, Buyer shall pay to the Stockholder Representative, on behalf of the Stockholders and Optionholders, the amount of all refunds, or credits or offsets taken in lieu thereof, of Pre-Closing Taxes received or used on or prior to the date that is twenty four (24) months following the Closing Date, including any interest paid thereon by a Governmental Authority, other than any refunds of, credits or offsets taken in lieu thereof, of Pre-Closing Taxes taken into account in the determination of Closing Working Capital.

6.5          Access to Records and Employees after Closing.

(a)           For a period of six (6) years after the Closing Date, the Stockholders and Optionholders shall have reasonable access to all of the books and records of the Group Companies (including any books and records relating to Taxes and Tax Returns of the Group Companies), to the extent that such access may required in good faith by a Stockholder in connection with matters relating to or affected by the operations of the Group Companies prior to the Closing Date, including the preparation of a Stockholder’s financial reports or Tax Returns, any Tax audits, the defense or prosecution of litigation (including arbitration or mediation), and any other reasonable need of a Stockholder to consult such books and records.  Such access shall be afforded by the Buyer upon receipt of reasonable advance notice and during normal business hours.  The Stockholder(s) seeking access shall be solely responsible for any costs or expenses incurred by it pursuant to this Section.  In addition, if the Buyer or the Group Companies shall desire to dispose of any of such books or records prior to the expiration of such six (6) year period, the Buyer shall, prior to such disposition, give the Stockholders and Optionholders a reasonable opportunity, at the Buyer’s expense, to segregate and remove such books and records as the Stockholders and Optionholders may select.

(b)           The Buyer shall provide to the Stockholders and Optionholders, if requested, reasonable assistance, at the Stockholders’ or Optionholders’ out-of-pocket expense, including by providing employees of the Group Companies to act as witnesses in support of the activities described in Section 6.7(a).

(c)           The Stockholders and Optionholders may retain copies of any Contracts, documents or records:  (i) for archival purposes, (ii) which relate to properties or activities of the Stockholders and Optionholders other than the Group Companies, (iii) which are required to be retained pursuant to any legal requirement or are subject to the attorney-client privilege, or (iv) for financial reporting purposes, for Tax purposes or for legal defense or prosecution purposes.

6.6          Section 280G.  As soon as reasonably practicable following the date of this Agreement, but in no event later than three (3) Business Days prior to the Closing Date, the Company shall use its best efforts to (a) obtain waivers from each Person who has a right to any payments and/or benefits as a result of or in connection with the transactions contemplated by this Agreement that would be deemed to constitute “parachute payments” within the meaning of Section 280G of the Code and as to which such Person waives his or her rights to some or all of such payments and/or benefits (the “Waived 280G Benefits”) applicable to such Person so that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code), and (b) following the execution of the waivers described in clause (a), solicit the approval of the stockholders of the Company to the extent and in the manner required under Section 280G(b)(5)(B) of the Code of any Waived 280G Benefits.  Prior to soliciting such waivers and approvals, the Company shall provide copies of such waivers and such stockholder approval materials to the Buyer.  Buyer shall be provided with a reasonable period of time to review and comment on such waivers and such stockholder approval materials, provided further that the Company shall consider any comments provided by the Buyer in good faith.  To the extent any of the Waived 280G Benefits were not approved by the equity holders of the Company as contemplated above, such Waived 280G Benefits shall not be made or provided.  Prior to the

Closing Date, the Company shall deliver to the Buyer evidence that a vote of the stockholders of the Company was solicited in accordance with the foregoing provisions of this Section 6.6 and that either (i) the requisite number of votes were obtained with respect to the Waived 280G Benefits (the “280G Approval”), or (ii) that the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be made or provided.  The Seller Indemnitors shall indemnify Buyer for any deductions of the Group Companies disallowed pursuant to Section 280G of the Code and the applicable final Treasury Regulations and rulings thereunder.  The value of any deductions indemnifiable hereunder shall be calculated assuming a 40% tax rate.

6.7          Employees.

(a)           For purposes of participation and vesting (but not for accrual of benefits) of an employee of the Group Companies who continues to be employed by the Group Companies, Buyer or its Affiliates after the Closing Date (each, a “Company Employee”) in a benefit plan of Buyer or its Affiliates which is made available to the Company Employee (a “Buyer Benefit Plan”), the Company Employee shall be credited with all years of service for which such Company Employee was credited immediately before the Closing Date under any comparable Benefit Plan, except that the foregoing shall not apply to equity incentive compensation, any sabbatical plan, policy or arrangement or to the extent such credit would result in a duplication of benefits for the same period of service.  In addition, without limiting the generality of the foregoing, Buyer or its Affiliates shall use commercially reasonable efforts to ensure:  (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all Buyer Benefit Plans to the extent that coverage under such Buyer Benefit Plans replaces coverage under comparable Benefit Plans in which such Company Employee participated; (ii) for purposes of each Buyer Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all preexisting condition exclusions and actively-at-work requirements of such Buyer Benefit Plan to be waived for such Company Employee and his or her covered dependents; and (iii) any eligible expenses incurred by such Company Employee and his or her covered dependents during the portion of the plan year of the Benefit Plan ending on the date such Company Employee’s participation in the corresponding Buyer Benefit Plan begins to be taken into account under such Buyer Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Buyer Benefit Plan.

(b)           Buyer or its Affiliates shall credit each of the Company Employees with an amount of paid vacation and sick leave days following the Closing Date equal to the amount of vacation time and sick leave days each such Company Employee has accrued but not yet used or cashed out as of the Closing Date under the relevant Company’s vacation and sick leave policies as in effect immediately prior to the Closing Date.

(c)           Buyer shall be solely responsible for any notices required to be given under, and to otherwise comply with, WARN resulting from Buyer’s or its Affiliates’ actions with respect to the layoff or termination of employment of any Company Employee after the Closing Date, and Seller shall be solely responsible for any notices required to be given under, and to otherwise comply with, WARN resulting from Seller’s or its Affiliates’ actions with respect to the layoff or termination of employment of any of its employees prior to the Closing Date.

(d)           Buyer shall, or shall cause one of its Affiliates to, provide to each Company Employee, who is not a party to an employment, severance, change in control or similar agreement or covered by a collective bargaining and whose employment is involuntary terminated without Cause by the Buyer or one of its Affiliates during the one-year period following the Closing, with severance benefits at least equal to those set forth on Schedule 6.7(d).

(e)           Buyer shall, or shall cause one of its Affiliates to, comply with the obligations set forth in the JA Apparel 2013 Performance Incentive Plan (as amended) as in existence on the date hereof.  In the event that the Buyer shall not have paid $1,010,000 in respect of bonuses pursuant to the JA Apparel 2013 Performance Incentive Plan as of April 1, 2014, on such date, Buyer shall pay the Stockholder Representative (on behalf of the Stockholders and Optionholders) an amount equal to the sum of the product of (A) the amount by which $1,010,000 exceeds the amount paid in respect of bonuses pursuant to the JA Apparel 2013 Performance Incentive Plan as of such date, plus the employer paid portion of any employment or payroll taxes with respect to such bonuses, multiplied by (B) (x) a fraction (a) the numerator of which is equal to the number of days which have elapsed in the 2013 calendar year as of and including the Closing Date and (b) the denominator of which is 365.

(f)            Nothing in this Section 6.7, express or implied, shall confer upon any employee of the Group Companies any rights or remedies, including any right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement.

(g)           Nothing in this Section 6.7, express or implied, shall be construed to prevent Buyer from terminating or modifying to any extent or in any respect any Benefit Plan or Buyer Benefit Plan.

(h)           Nothing herein is intended to, and shall not be construed to, create any third party beneficiary rights of any kind or nature, including, without limitation, the right of any employee, Company Employee or other individual to seek to enforce any right to compensation, benefits, or any other right or privilege of employment with any of the Group Companies or Buyer.

(i)            Nothing herein is intended to, and shall not be construed to, alter the “at will” employment relationship between any employee who is employed on an at-will basis under applicable Law and any of the Group Companies subject to the terms of any employment agreements or collective bargaining agreements existing at Closing.

(j)            Notwithstanding the foregoing or any other provision of this Agreement, the terms and conditions of employment, including compensation and benefits, applicable to any Company Employee who is covered by a collective bargaining agreement shall be governed by the terms of the applicable collective bargaining agreement and applicable state and federal Laws.

6.8          Non-Solicitation.  By delivery of a duly executed Letter of Transmittal in accordance with Article 1, the Stockholders and Optionholders acknowledge and agree to the provision of this Section 6.8.

(a)           The Stockholders and Optionholders agree that from the date hereof until the two (2) year anniversary of the Closing Date, they shall not and shall cause their Affiliates not to, directly or indirectly, solicit, induce, encourage or intentionally cause any Person who is, or was within the three (3) year period prior to the Closing Date, a vendor or supplier of any of the Group Companies, to terminate or modify any such Person’s relationship with any of the Group Companies, provided that the foregoing shall not prohibit, restrict or limit in any way the Stockholders and Optionholders and their Affiliates from continuing existing relationships with such Persons.

(b)           The Stockholders and Optionholders acknowledge that the officers and other employees of the Group Companies are valuable to the operation of the business of the Group Companies.  Accordingly, the Stockholders and Optionholders agree that from the date hereof until the third anniversary of the Closing Date, they shall not, and shall cause their Affiliates not to, directly or indirectly, hire or attempt to hire, solicit, induce, recruit or encourage to terminate their employment relationship with any of the Group Companies in order to work for any other Person, any of the officers or other employees of the Group Companies; provided that nothing in this Agreement shall prohibit (i) hiring or attempting to hire, solicit, induce or recruit any officer or employee that has been terminated by one of the Companies for cause or without cause; or (ii) hiring or attempting to hire any officer or employee with the prior written consent of the Buyer, and provided further that general solicitations of employment published in a newspaper, over the Internet, or in another publication of general circulation and not specifically directed towards any such officer or employee shall not be deemed to constitute an attempt to hire, solicit, induce or recruit for purposes of this Section 6.8.

(c)           It is the intent of the parties to this Agreement that the provisions of this Section 6.8 shall be enforced to the fullest extent permissible under applicable Law.  Notwithstanding the foregoing, if any particular provisions or portions of this Section 6.8 shall be adjudicated to be invalid or unenforceable, such provisions or portions thereof shall be deemed amended to the minimum extent necessary to render such provisions or portions valid and enforceable, such amendment to apply only with respect to the operation of such provisions or portions in the particular jurisdiction in which such adjudication is made.  In addition, the Seller acknowledges and agrees that damages and remedies at Law for any breach of this Section 6.8 will be inadequate and impractical, that such breach would cause the Buyer and its Affiliates (including the Group Companies) irreparable harm and that the Buyer and its Affiliates (including the Group Companies) shall be entitled to specific performance and other equitable remedies (including an injunction and tortuous interference claims) and such other relief as a court or tribunal specified in Section 10.3 may deem appropriate in addition to any other remedies that Buyer or its Affiliates (including the Group Companies) may have under applicable Law or under the terms of this Agreement.

6.9          Indemnification and Insurance.

(a)           The Buyer agrees that all rights to indemnification and exculpation from liability for acts and omissions occurring at or prior to the Closing Date and rights to advancements of expenses relating thereto now existing in favor of the current or former directors and officers of the Group Companies (the “Covered Persons”) as provided in the Group Companies’ organizational documents or any indemnification agreement between any of the Group Companies and/or any Covered Person shall survive the transactions contemplated hereby and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such Covered Person, unless an alteration or modification of such document is required by Law or the Covered Person affected thereby otherwise consents in writing thereto.

(b)           The Buyer shall cause the Group Companies to either:  (i) cause to be obtained and have in effect at the Closing “tail” insurance policies with a claims period of six years from and after the Closing Date with respect to the insurance policies identified on Schedule 6.9(b) for acts or omissions occurring prior to the Closing Date (“Claims Made Policies”) covering the persons who are currently covered by the Claims Made Policies on terms (as to coverage and amount) no less advantageous in the aggregate to such persons than under such current Claims Made Policies; or (ii) provide and maintain, for a period of six years from and after the Closing Date, Claims Made Policies covering such persons on terms (as to coverage and amount) no less advantageous in the aggregate to such persons than under such current Claims Made Policies.  The Buyer and the Company shall split the costs and expenses of the coverage required by this Section 6.9(b), with each of the Buyer and the Company paying fifty (50%) percent of such costs and expenses.

(c)           In the event that the Buyer, the Group Companies or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, the Buyer shall ensure that such Person assumes the obligations set forth in this Section 6.9.

ARTICLE 7

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYER

The obligations of the Buyer under this Agreement shall be subject to the satisfaction, or waiver by the Buyer, as of the Closing, of the following conditions:

7.1          No Misrepresentation or Breach of Representations and Warranties.  The representations and warranties set forth in Article 3 shall be true and correct (without giving effect to any limitation as to “materiality,” “material” or “Material Adverse Effect” set forth therein, provided that (i) such limitation shall not apply with respect to the representations in warranties in Section 3.9(b)(i) or Section 3.8(d), (ii) dollar amounts and dates shall not be deemed to be materiality qualifiers for purposes hereof and (iii) the word “material” shall not be disregarded with respect to the defined terms “Material Contract” and “Hazardous Material”), as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement throughout such representations and warranties, (a) except to the extent any failure of such representations and warranties (other than the Fundamental Representations) to be true and correct (without giving effect to any limitation as to “materiality,” “material” or “Material Adverse Effect” set forth therein, provided that  (i) such limitation shall not apply with respect to the representations in warranties in Section 3.9(b)(i) or Section 3.8(d), (ii) dollar amounts and dates shall not be deemed to be materiality qualifiers for purposes hereof and (iii) the word “material” shall not be disregarded with respect to the defined terms “Material Contract” and “Hazardous Material” and (iv) such representations and warranties shall be read giving effect to the applicable exceptions set forth in the Company Disclosure Schedule), has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, provided that any breach of Section 3.4(a) or 3.4(d) shall not be deemed to make such representation and warranty not true and correct if the number of outstanding Shares or Options shall not be more than 0.1% higher or lower than is represented in Section 3.4(a) or 3.4(d), (b) except that any such representation or warranty expressly made as of a specified date or during a specified period of time shall only need to have been true on and as of such date or during such specified period of time, and (c) provided that any transactions or other acts or omissions contemplated by, required under or permitted by this Agreement, or for which the Buyer shall have provided its consent, shall not constitute a breach of any representation and warranty for purposes of this Section 7.1.

7.2          Covenants.  The Group Companies shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Group Companies on or before the Closing Date.

7.3          No Legal Prohibition.  There shall not be in effect on the Closing Date any Law or Court Order restraining or enjoining the sale of the Shares or the consummation of the transactions contemplated hereby.

7.4          Closing Deliveries.  The Buyer shall have received, or waived delivery of, the items to be delivered to the Buyer pursuant to Section 2.2(a)(i), (ii) and (vi).

7.5          Material Adverse Effect.  Since the date of this Agreement, no Material Adverse Effect at any of the Group Companies or the Group Companies in the aggregate shall have occurred, provided that any transactions or other acts or omissions contemplated by, required under or permitted by this Agreement, or for which the Buyer shall have provided its consent, shall not constitute a Material Adverse Effect for purposes of this Section 7.5.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF
THE COMPANY

The obligations of the Company under this Agreement shall be subject to the satisfaction, or waiver by the Stockholder Representative, as of the Closing, of the following conditions:

8.1          No Misrepresentation or Breach of Representations and Warranties.  The representations and warranties of the Buyer and Merger Sub set forth in Article 4 shall be true and correct (without giving effect to any limitation as to “materiality,” “material” or “Material

Adverse Effect” set forth therein) as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement throughout such representations and warranties, (a) except to the extent any failure of such representations and warranties to be true and correct (giving effect to the applicable exceptions set forth in the Disclosure Schedule but without giving effect to any limitation as to “materiality,” “material” or “Material Adverse Effect” set forth therein), would not be reasonably expected to have, individually or in the aggregate, a material adverse effect and (b) except that any such representation or warranty expressly made as of a specified date or during a specified period of time shall only need to have been true on and as of such date or during such specified period of time.

8.2          Covenants.  Buyer and Merger Sub shall have performed or complied in all material respects with their respective obligations and covenants required by this Agreement to be performed or complied with by Buyer and Merger Sub on or before the Closing Date.

8.3          No Injunction.  There shall not be in effect on the Closing Date any Law or Court Order restraining or enjoining the sale of the Shares or the consummation of the transactions contemplated hereby.

8.4          Closing Deliveries.  The Stockholder Representative shall have received, or waived delivery of, the items to be delivered to the Stockholder Representative pursuant to Section 2.2(b).

ARTICLE 9

TERMINATION

9.1          Termination.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Closing Date:

(a)           by mutual written agreement of the Parties;

(b)           by the Stockholder Representative giving written notice to the Buyer on or after September 1, 2013, if any of the conditions set forth in Article 8 is not satisfied or waived by such date or has become incapable of fulfillment, unless such satisfaction has been frustrated or made impossible by any act or failure to act by the Company, any of the other Group Companies or the Stockholder Representative;

(c)           by the Buyer, by giving written notice to the Stockholder Representative on or after September 1, 2013, if any of the conditions set forth in Article 7 is not satisfied or waived by such date or has become incapable of fulfillment, unless such satisfaction has been frustrated or made impossible by any act or failure to act by the Buyer;

(d)           by the Stockholder Representative giving written notice to the Buyer at any time, if the Buyer shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement or if any representation or warranty of the Buyer contained in this Agreement shall have become untrue, in either case such that the conditions set forth in Section 8.1 or 8.2 would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within ten (10)

days following receipt by the Buyer of written notice of such breach from the Stockholder Representative;

(e)           by the Buyer, by giving written notice to the Stockholder Representative at any time, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement or if any representation or warranty contained in Article 3 shall have become untrue, in either case such that the conditions set forth in Section 7.1 or 7.2 would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within ten (10) days following receipt by the Stockholder Representative of written notice of such breach from the Buyer; or

(f)            by Buyer or by the Stockholder Representative if any court or Governmental Authority issues a Court Order or takes any other Action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated under this Agreement and the Transaction Documents, and such Court Order or other Action shall have become final and not subject to any further appeal; provided that the party seeking to terminate this Agreement shall have used its commercially reasonable efforts to remove or lift such court order or other action.

9.2          Effect of Termination.  In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and no Party shall have any liability or further obligation to any other Party, and no Party shall be entitled to any monetary damages or injunctive relief (including specific performance) as a result of such termination; provided, however, that in no event shall any termination of this Agreement limit or restrict the rights and remedies of any Party against any other Party which has intentionally and willfully breached any of the agreements or other provisions of this Agreement prior to the termination hereof; and provided further that the provisions of Article 10 shall remain in full force and effect following the termination of this Agreement.

ARTICLE 10

GENERAL PROVISIONS

10.1        Notices.  All notices, consents and other communications required or permitted by this Agreement shall be in writing and shall be (a) delivered to the appropriate address by hand, by nationally recognized overnight service or by courier service (costs prepaid), (b) sent by facsimile or email, or (c) sent by registered or certified mail, return receipt requested, in each case to the following addresses, facsimile numbers or email addresses and marked to the attention of the Person (by name or title) designated below (or to such other address, facsimile number, email address or person as a Party may designate by notice to the other Party):

If to the Group Companies prior to Closing, to:

c/o J.W. Childs Associates, L.P.

Bay Colony Corporate Center

North Entrance

1000 Winter Street, Suite 4300

Waltham, MA  02451

Attention:  Adam Suttin and David Fiorentino

Telephone:  (617) 753-1100

Facsimile:  (617) 753-1101

Email:  asuttin@jwchilds.com

 dfiorentino@jwchilds.com

with a copy (which shall not constitute notice) to:

Kaye Scholer LLP

425 Park Avenue

New York, NY  10022

Attention:  Stephen C. Koval and Laurie Abramowitz

Telephone:  (212) 836-8000

Facsimile:  (212) 836-8689

Email:  stephen.koval@kayescholer.com

 laurie.abramowitz@kayescholer.com

If to the Stockholder Representative:

c/o J.W. Childs Associates, L.P.

Bay Colony Corporate Center

North Entrance

1000 Winter Street, Suite 4300

Waltham, MA  02451
Attention:  Adam Suttin and David Fiorentino

Telephone:  (617) 753-1100

Facsimile:  (617) 753-1101

Email:  asuttin@jwchilds.com

 dfiorentino@jwchilds.com

with a copy (which shall not constitute notice) to:

Kaye Scholer LLP

425 Park Avenue

New York, NY  10022

Attention:  Stephen C. Koval and Laurie Abramowitz
Telephone:  (212) 836-8000

Facsimile:  (212) 836-8689

Email:  stephen.koval@kayescholer.com

 laurie.abramowitz@kayescholer.com

If to the Buyer, Merger Sub or to the Group Companies following the Closing, to:

The Men’s Wearhouse, Inc.

6100 Stevenson Blvd.

Fremont, CA  94538

Attention: Jon W. Kimmins

Telephone:  (510) 723-8898

Facsimile:  (510) 657-0872

Email: jkimmins@tmw.com

and

The Men’s Wearhouse, Inc.

6380 Rogerdale Road

Houston, Texas  77072

Attention:  Laura Ann Smith

Telephone:  (281) 776-7880

Facsimile:  (281) 776-7150

Email:  LAS40@tmw.com

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY  10019

Attention:  Steven A. Seidman and Laura L. Delanoy

Telephone:  (212) 728-8000

Facsimile:  (212) 728-8111

Email:  sseidman@willkie.com

ldelanoy@willkie.com

All notices, consents, waivers and other communications shall be deemed to have been duly given (as applicable):  if delivered by hand, when delivered by hand; if delivered by overnight service, when delivered by nationally recognized overnight service; if delivered by courier, when delivered by courier; if sent via registered or certified mail, three Business Days after being deposited in the mail, postage prepaid; or if delivered by email or facsimile, when transmitted if transmitted without indication of delivery failure prior to 5:00 p.m. local time for the recipient (and if transmitted without indication of delivery failure after 5:00 p.m. local time for the recipient, then delivery will be deemed duly given at 9:00 a.m. local time for the recipient on the subsequent Business Day).

10.2        Governing Law.  This Agreement and any claim or controversy hereunder shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to the principles of conflict of Laws thereof.

10.3        Consent to Jurisdiction and Service of Process.  Any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby may only be instituted in any state or federal court in New York County, New York, and each party waives any objection which such party may now or hereafter have to the laying of the venue of any such action, suit or proceeding, and irrevocably submits to the jurisdiction of any such court in any such action, suit or proceeding.

10.4        WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.5        Expenses.  Except as expressly provided herein, all costs and expenses incurred in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby shall be paid by the Party incurring such costs and expenses.

10.6        Entire Agreement.  This Agreement, including the annexes, schedules and exhibits attached hereto, and the Confidentiality Agreement, all of which are deemed for all purposes to be part of this Agreement and any other Transaction Documents delivered pursuant to this Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior communications, representations, agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof and thereof.  There are no Contracts, representations, warranties, promises, covenants or arrangements among the parties hereto with respect to the transactions contemplated hereby, other than those expressly set forth in this Agreement and the other Transaction Documents.

10.7        Amendments and Waivers.  This Agreement may be amended or modified only upon the approval, in writing, executed by each of the Company, the Buyer and the Stockholder Representative; provided that if any such amendment or modification is materially disproportionately adverse to the interests of a particular Stockholder, then such amendment or modification shall also require the written approval of such Stockholder.  Waiver of any term or condition of this Agreement shall only be effective if in writing signed by the Party or Parties entitled to the benefit thereof and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement.  No course of dealing between or among any of the Parties or any delay in exercising any rights pursuant to this Agreement shall operate as a waiver of any rights of any Party.

10.8        Binding Effect; Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their permitted successors and assigns.  No Party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other Parties to this Agreement.  Any purported assignment without such prior written consents shall be void and of no force or effect.  Notwithstanding the foregoing, the Buyer may assign its rights hereunder to any Affiliate prior to the Closing, and may collaterally assign its rights hereunder to any financial institution providing financing; provided that no such assignment shall increase the obligations of the Company hereunder or require the Company to deal with any party other than the Buyer to enforce their rights hereunder.

10.9        No Third Party Beneficiaries.  The Stockholders and Optionholders shall be express third party beneficiaries of this Agreement and shall be entitled to its enforcement as though each such Stockholder and Optionholder is a party hereto.  The Covered Persons shall be express third party beneficiaries of Section 6.9 of this Agreement and shall be entitled to its enforcement as though each such employee is a party hereto.  Any Nonparty Affiliates shall be express third party beneficiaries of Section 10.16 of this Agreement and shall be entitled to its enforcement as though each such employee is a party hereto. Except as otherwise expressly provided herein, nothing in this Agreement shall confer any rights, remedies or claims upon any Person not a Party or a permitted assignee of a Party to this Agreement.

10.10      Severability.  If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.

10.11      Headings.  The headings used in this Agreement are for the purpose of reference only and shall not affect the meaning or interpretation of any provision of this Agreement.

10.12      Execution in Counterparts.  This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.  Delivery of an executed counterpart of this Agreement by facsimile transmission or other electronic transmission (including by electronic mail in portable document format (.pdf)) shall be as effective as delivery of a manually executed counterpart hereof and shall be considered to have the same binding legal effect as if it were the original signed version hereof delivered in person.  At the request of any Party, the other Parties shall re-execute original forms hereof and deliver them to such Party, except that the failure of any Party to comply with such a request shall not render this Agreement invalid or unenforceable.  No Party hereto shall raise the use of a facsimile machine or other electronic transmission to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine or other electronic transmission as a defense to the formation or enforceability of a contract and each such Party forever waives any such defense.

10.13      Interpretation.

(a)           Each Party acknowledges that it has consulted with, or has been afforded the opportunity to consult with, counsel of its own choosing in connection with the drafting, negotiation and execution of this Agreement and that it enters into this Agreement of its own free will and as its independent act.  The language used in this Agreement has been chosen by the Parties to express their mutual intent, and no rule of construction shall be applied against or in favor of either Party, and no Party shall be deemed the drafter of this Agreement, and the Parties all waive any statute, principle or rule of law to the contrary.

(b)           Any matter, information or item disclosed in the Company Disclosure Schedule, or in any of the Exhibits attached hereto, or under any specific representation or warranty or other provision of this Agreement, shall be deemed to have been disclosed for all purposes of this Agreement in response to, and shall qualify, every representation or warranty in this Agreement in respect of which such disclosure is reasonably apparent, whether or not such representation or warranty makes express reference to any schedule of the Company Disclosure Schedule.  Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule is intended to vary the definition of “Material Adverse Effect” or to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Schedule is or is not material for purposes of this Agreement.  Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Schedule is or is not in the ordinary course of business for purposes of this Agreement.

(c)           In this Agreement, unless a clear contrary intention appears:

(1)           the singular number includes the plural number and vice versa and reference to any gender includes each other gender;

(2)           reference to any Person includes such Person’s successors and assigns but only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(3)           the title to, and headings of, articles, sections and subsections in this Agreement are provided for convenience only and will not affect its construction or interpretation;

(4)           all references to “Articles,” “Sections” and “Exhibits” refer to the corresponding Articles, Sections and Exhibits of this Agreement, unless otherwise stated;

(5)           “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(6)           reference to any agreement, document or instrument (including any Transaction Document) means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(7)           references to documents, instruments or agreements (including this Agreement) shall be deemed to refer as well to all addenda, exhibits, schedules, restatement, supplements or amendments thereto;

(8)           “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding the word “including”;

(9)           where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner;

(10)         “or” is used in the inclusive sense of “and/or”;

(11)         with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”;

(12)         the measure of a period of one (1) month or year for purposes of this Agreement shall be the date of the following month or year corresponding to the starting date, provided that if no corresponding date exists, then the end date of such period being measured shall be the next actual date of the following month or year (for example, one (1) month following February 18 is March 18 and one (1) month following March 31 is May 1);

(13)         references to amounts of money expressed in dollars are references to United States dollars, unless express reference is made to currency of another country;

(14)         all references to “provided to the Buyer,” “delivered to the Buyer,” “made available to the Buyer” or other equivalent terms shall refer to any item in the data site of the Group Companies hosted by Merrill Datasite as of the date of this Agreement and/or any item actually delivered or provided by the Company, the Stockholders or any of their respective Representatives to the Buyer; and

(15)         all accounting terms used herein shall be interpreted, and all accounting determinations hereunder shall be made, in accordance with GAAP.

10.14      Stockholder Representative.

(a)           JA Holding, LLC (such Person, and any successor or successors, is referred to as the “Stockholder Representative”) shall act as the representative of the Stockholders and Optionholders, and shall be authorized to act on behalf of the Stockholders and Optionholders and to take any and all actions required or permitted to be taken by the Stockholder Representative under this Agreement, including with respect to (i) the calculation of Closing Working Capital pursuant to Section 1.13; (ii) any amendment or modification of this Agreement, provided that if any such amendment or modification is materially disproportionately adverse to the interests of a particular Stockholder, then such amendment or modification shall require the written approval of such Stockholder and the Stockholder Representative shall not be authorized to approve such amendment or modification on behalf of such Stockholder; and (iii) determining the amount of the Reserve to be retained and the amount, timing and circumstances of any distribution from the Reserve.  JA Holding, LLC shall not receive compensation for its services as the Stockholder Representative.  The Stockholders and Optionholders shall be bound by all actions taken by the Stockholder Representative in its capacity thereof.  The Stockholder Representative shall promptly, and in any event within ten (10) Business Days, provide written notice to the Stockholders and Optionholders of any action taken on behalf of the Stockholders and Optionholders by the Stockholder Representative pursuant to the authority delegated to the Stockholder Representative under this Section.  The Stockholder Representative shall, at all times, act in its capacity as Stockholder Representative in a manner that the Stockholder Representative believes to be in the best interest of the Stockholders and Optionholders.  Neither the Stockholder Representative nor any of its Representatives shall be liable to any Stockholder or any other Person for any error of judgment, or any action taken, suffered or omitted to be taken, under this Agreement or the other Transaction Documents, except in the case of the Stockholder Representative’s willful misconduct.  The Stockholder Representative may consult with legal counsel, independent public accountants, and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith in accordance with the advice of counsel, accountants, or experts.  The Stockholder Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants, or conditions of this Agreement or the other Transaction Documents.  As to any matters not expressly provided for in this Agreement or the other Transaction Documents, the Stockholder Representative shall not be required to exercise any discretion or take any action.  The Stockholder Representative shall be entitled to rely on all statements, representations and decisions of the Company or any Stockholder.

(b)           The Stockholders and Optionholders shall severally indemnify and hold harmless the Stockholder Representative and any of its Representatives from and against such Stockholder’s ratable share of any and all liabilities, Losses, or expenses (including reasonable attorneys’ fees) reasonably incurred or suffered by the Stockholder Representative (including, without limitation, in connection with any action brought or otherwise initiated by any Stockholder) arising out of or otherwise resulting from any action taken or omitted to be taken by the Stockholder Representative under this Agreement or the other Transaction Documents.

(c)           The appointment of the Stockholder Representative shall be deemed coupled with an interest and shall be irrevocable, and any other Person may conclusively and absolutely rely, without inquiry, upon any actions of the Stockholder Representative as the acts of the Stockholders and Optionholders in all matters referred to in this Agreement.

(d)           The Stockholder Representative is authorized to act on behalf of the Stockholders and Optionholders notwithstanding any dispute or disagreement among the Stockholders and Optionholders, and any Person shall be entitled to rely on any and all action by the Stockholder Representative under this Agreement without liability to, or obligation to inquire of, any of the Stockholders and Optionholders.

(e)           The Stockholder Representative may resign at any time by giving notice to the Buyer, the Company, and the Stockholders and Optionholders (at their addresses last known to such Stockholder Representative), which resignation shall be effective upon the designation of a successor, the acceptance of the designation by such successor and the giving of notice thereof to the Buyer, the Company, and the Stockholders and Optionholders.

(f)            In the event of the Stockholder Representative’s resignation, dissolution or inability to perform the duties of the Stockholder Representative as set forth in this Section, the Stockholder Representative shall designate another Person to serve as a successor Stockholder Representative.  In the event that the Stockholder Representative fails to so designate a successor, then the Stockholders and Optionholders shall use their commercially reasonable efforts to promptly designate (by the Stockholders and Optionholders representing a majority of the Seller Percentage) another Person as a successor Stockholder Representative.

(g)           The Buyer and the Company shall be entitled to rely on all statements, representations, and decisions of the Stockholder Representative.

10.15      Provision Respecting Legal Representation.

(a)           Each of the Parties hereby acknowledges, on its own behalf and on behalf of its Representatives, that KS has acted as counsel to the Company, Parent LLC and their respective Affiliates in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, KS may serve as counsel to the Stockholders and Optionholders and their respective Affiliates in connection with any Action, claim or obligation arising out of or relating to this Agreement or any of the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, notwithstanding such prior representation of the Company, the Stockholders and Optionholders and their respective Affiliates.  Each of the Parties hereby consents, on behalf of itself and its Affiliates, to the arrangements described in this Section and waives any actual or potential conflict of interest arising therefrom.

(b)           The Buyer and the Company (on behalf of itself and its subsidiaries) hereby (i) waive any claim they have or may have that KS has a conflict of interest or is otherwise prohibited from engaging in any representation described in Section 10.15(a) and (ii) agree that, in the event that a dispute arises after the Closing between the Buyer, the Company or any of its subsidiaries, on the one hand, and any of the Stockholders or Optionholders or their respective Affiliates, on the other hand, KS may represent any such Stockholder or its Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to the Buyer, the Company or its subsidiaries and even though KS may have represented the Company or its subsidiaries in a matter substantially related to such dispute.

(c)           The Buyer and the Company (on behalf of itself and its subsidiaries) also further agree that, as to all communications among KS and the Company, its subsidiaries, and the Stockholders and Optionholders that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the Stockholders and Optionholders and may be controlled by the Stockholder Representative (on behalf of the Stockholders and Optionholders) and will not pass to or be claimed by the Buyer, the Company or any of its subsidiaries.

10.16      No Recourse Against Nonparty Affiliates.  All claims, obligations, Losses, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) the entities that are expressly identified as Parties in the preamble to this Agreement (“Contracting Parties”).  No Person who is not a Contracting Party, including, without limitation, any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any Contracting Party, or any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any of the foregoing (“Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or Losses arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

ARTICLE 11
DEFINITIONS

11.1        Defined Terms.  In this Agreement, the following terms have the meanings specified in this Section 11.1.

“2013 Determination” has the meaning set forth in Section 1.14.

“280G Approval” has the meaning set forth in Section 6.6(b)(i).

“Accounting Arbitrator” has the meaning set forth in Section 1.13(c).

“Action” means any action, suit, arbitration, legal proceeding, investigation, inquiry, audit or review, or legal, administrative, arbitration or other alternative dispute resolution proceeding, in each case (whether civil, criminal, administrative, investigative or informal) domestic or foreign, criminal or civil, at law or in equity, by or before any Governmental Authority or arbitrator.

“Additional Exceptions” has the meaning set forth in Section 5.8.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person within the meaning of the Securities Exchange Act of 1934, as amended, and the members of such Person’s immediate family and any trust, the beneficiaries of which are such individuals or relatives.

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Law” has the meaning set forth in Section 5.2(b).

“Applicable Percentage” has the meaning set forth in Section 6.1(a)(i).

“Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and any other plan, policy, program, agreement or arrangement, whether or not reduced to writing, and whether covering a single individual or a group of individuals, including, without limitation, bonuses, stock options, stock bonus, stock purchase, restricted stock, stock appreciation right, equity or incentive compensation, phantom equity, profit-sharing, deferred compensation, life insurance, pension, retirement, expense reimbursements, medical, hospital, disability, welfare or fringe benefits, change of control, employment, consulting, retention, severance, or vacation pay which are maintained, sponsored, contributed to, or required to be contributed to, by any of the Group Companies, or under which any Group Company has or may have any liability (including any contingent liability), for the benefit of any of their current or former employees, officers, directors, consultants or independent contractors or the beneficiaries or dependents of any such Person.

“Business” means the business of design, merchandising, marketing and manufacture of apparel and other products under Marks including, but not limited to, JOSEPH ABBOUD, and the licensing of Marks to Third Parties, as conducted by the Group Companies on the date of this Agreement.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of New York or the State of Texas are authorized or obligated to close.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Company” has the meaning set forth in Article 4.

“Buyer Benefit Plan” has the meaning set forth in Section 6.7(a).

“Buyer Determination Amount” means (i) (A) the amount by which the Closing Pension Amount exceeds the 2013 Determination, multiplied by (B) a fraction (x) the numerator of which is equal to the number of days which have elapsed in the 2013 calendar year as of and including the Closing Date and (y) the denominator of which is 365, minus (ii) the amount of the reasonable out of pocket fees and expenses incurred by the union in connection with the 2013 Determination which are payable or reimbursable by the Buyer plus the amount of any other reasonable and customary out of pocket fees and expenses reasonably incurred by the Buyer in connection with the 2013 Determination, not to exceed $100,000.

“Buyer Indemnitees” has the meaning set forth in Section 6.1(a)(i).

“Buyer Survival Date” has the meaning set forth in Section 6.1(b)(ii).

“Cause” has the meaning set forth in the Option Plan.

“Certificate of Merger” means a duly executed Certificate of Merger substantially in the form of Exhibit G attached hereto.

“Claim Notice” has the meaning set forth in Section 6.1(c)(i).

“Claims Made Policies” has the meaning set forth in Section 6.9(b).

“Class A Units” has the meaning set forth in that certain Amended and Restated Limited Liability Company Agreement of Parent LLC, dated as of July 7, 2009.

“Closing” has the meaning set forth in Section 2.1.

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Date Cash Consideration” has the meaning set forth in Section 2.2(b)(i).

“Closing Indebtedness” has the meaning set forth in Section 1.11(a).

“Closing Pension Amount” has the meaning set forth in Section 1.10.

“Closing Working Capital” has the meaning set forth in Section 1.13(a).

“Closing Working Capital Statement” has the meaning set forth in Section 1.13(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means common stock, par value $0.001 per share of the Company.

“Company” has the meaning set forth in the Preamble.

“Company Disclosure Schedule” means that certain document (as may be modified from time to time in accordance with the terms hereof) identified as the Company Disclosure Schedules, dated as of the date of this Agreement, delivered by the Company to the Buyer in connection with this Agreement.

“Company Employee” has the meaning set forth in Section 6.7(a).

“Company Expenses” means (i) legal fees and accounting fees incurred or payable in connection with the transactions contemplated by this Agreement, (ii) investment banking fees (including any fees payable to North Point Advisors) incurred or payable in connection with the transactions contemplated by this Agreement, (iii) any bonus (other than a bonus payable in accordance with Section 6.7(e)) or change in control payments payable to any employee, officer, director or consultant of the Group Companies (excluding, for the avoidance of doubt, payments pursuant to the JA Apparel 2013 Performance Incentive Plan (as amended) in effect as of the date hereof), (iv) any employer paid portion of any employment or payroll taxes with respect  to the payments described in (iii) and any payments made to Optionholders with respect to their outstanding Options pursuant to the terms of this Agreement, (v) any expenses, fees, payments, or other obligations incurred by the Company or any of the other Group Companies in connection with the redemptions provided for under Section 1.7, and (vi) all other expenses or costs of the Group Companies and the Stockholders and Optionholders, other than any Severance Obligations, incurred or payable in connection with the transactions contemplated by this Agreement.

“Company Intellectual Property” has the meaning set forth in Section 3.13(c).

“Company Leases” has the meaning set forth in Section 3.12(b).

“Confidentiality Agreement” means that certain letter agreement, dated February 22, 2013, by and between The Men’s Wearhouse, Inc. and JA Holding, Inc.

“Contract” means any written contract, agreement, license, lease, guaranty, indenture, sales or purchase order or other legally binding commitment in the nature of a contract.

“Contingent Obligations” has the meaning set forth in Section 1.11(a).

“Contracting Parties” has the meaning set forth in Section 10.16.

“Copyrights” means all registered U.S. and foreign works of authorship and all applications to register and renewals of any of the foregoing.

“Court Order” means any judgment, order, writ, decision, injunction, award or decree of any foreign, federal, state, local or other court or tribunal and any ruling or award in any binding arbitration proceeding.

“Covered Persons” has the meaning set forth in Section 6.9(a).

“Dissenting Shares” has the meaning set forth in Section 1.18.

“DGCL” has the meaning set forth in Section 1.2.

“Edera” has the meaning set forth in the Recitals.

“Effective Time” has the meaning set forth in Section 1.3.

“Encumbrance” means any lien, encumbrance, claim, charge, security interest, mortgage, deed of trust, pledge, easement, conditional sale or other title retention agreement, defect in title or other restriction of a similar kind; provided that a Permitted Encumbrance shall not constitute an Encumbrance.

“Environmental Claim” means any claim, action, cause of action, investigation or written notice by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by the Seller, or (b) any violation, or alleged violation, of any Environmental Law.

“Environmental Laws” means all federal, state, local, foreign and common Laws and regulations relating to pollution, protection of the environment and protection of human health from environmental exposure to Hazardous Materials, including Laws relating to the recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

“Environmental Permits” has the meaning set forth in Section 3.19(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate”  means any corporation or other business entity that is included in a controlled group of corporations within which any of the Group Companies is also included, as provided in Section 414(b) of the Code; or which is a trade or business under common control with any of the Group Companies, as provided in Section 414(c) of the Code; or which constitutes a member of an affiliated service group within which any of the Group Companies is also included, as provided in Section 414(m) of the Code; or any entity that was at the relevant time, a member of the same “controlled group” as any of the Group Companies.

“Escrow Agent” means JPMorgan Chase Bank, NA.

“Escrow Agreement” means the escrow agreement in the form attached hereto as Exhibit D.

“Escrow Amount” means seven million dollars ($7,000,000).

“Escrow Fund” means the amount held in escrow pursuant to the Escrow Agreement from time to time.

“Estimated Closing Working Capital” has the meaning set forth in Section 1.12.

“Financial Statements” has the meaning set forth in Section 3.7.

“Fundamental Representations” means the representations and warranties set forth in Sections 3.1, 3.2, and 3.4.

“GAAP” means U.S. generally accepted accounting principles consistently applied.

“Governmental Authority” means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, court, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“Grant Date” has the meaning set forth in Section 3.4(d).

“Group Companies” has the meaning set forth in the Recitals.

“Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or regulated as such under any Environmental Law.

“Indebtedness” means, as of any time with respect to any Person, without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment fees, breakage costs or premiums, make-whole premiums or other similar fees, costs or premiums payable as a result of full repayment thereof or the consummation of the transactions contemplated by this Agreement) arising under, any obligations of any such Person including, without limitation, the Group Companies or any individual Group Company, consisting of, without duplication: (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money (excluding any trade payables, accounts payable, and any other current liabilities to the extent they are accounted for on the Working Capital Schedule), (ii) indebtedness evidenced by any note, bond, debenture or other debt security, in each case, as of such date, and any letters of credit or similar obligations, only to the extent drawn or otherwise not contingent, (iii) all earn-out payments, installment payments or other similar payments of deferred or contingent purchase price, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by any such Person, (v) all obligations as lessee or lessees under capital leases, (vi) all indebtedness secured by any Encumbrance on any property or asset owned or held by any such Person, (vii) commitments or obligations by which any Group Company assures a creditor against loss including reimbursement obligations with respect to letters of credit or bank guarantees, in each case only to the extent drawn or otherwise not contingent and (viii) all obligations of others in respect of or referred to in the foregoing clauses (i) through (vi) guaranteed directly or indirectly in any manner by such Person.

“Indebtedness Payoff Certificate” has the meaning set forth in Section 1.11(a).

“Indemnification Basket” has the meaning set forth in Section 6.1(a)(iii)(b).

“Indemnified Party” has the meaning set forth in Section 6.1(c)(i).

“Indemnifying Party” has the meaning set forth in Section 6.1(c)(i).

“Intellectual Property” means any and all of the following:  Patents, copyrightable works, Copyrights, technology, know-how, processes, Trade Secrets, inventions and designs  (including inventions and/or designs conceived prior to the Closing Date but not documented as of the Closing Date), and all improvements to any of the foregoing, proprietary data, formulae, research and development data, computer software programs, Marks, Internet domain names, Internet addresses and other computer identifiers, websites or web pages, brand names or corporate names (including, in each case, the goodwill associated therewith).

“Intellectual Property Licenses” has the meaning set forth in Section 3.13(b).

“JA Apparel” has the meaning set forth in the Recitals.

“JA Note” means that certain Convertible PIK Note issued on July 15, 2008 by the Company to J.W. Childs Equity Partners III, L.P. in the original principal amount of $5,000,000, as amended.

“JA LLC” has the meaning set forth in the Recitals.

“JAMC” has the meaning set forth in the Recitals.

“Knowledge of the Company,” or any variant thereof, means the actual knowledge of Tony Sapienza, Kenton Selvey and Paul Jijak, in each case after reasonable inquiry of any Person directly reporting to him with responsibility for the matter or question at hand.

“KS” means Kaye Scholer LLP.

“Law” means any federal, state, local, municipal, foreign, international, multinational or other Law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule or regulation issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Lease” means any lease, sublease or any other material agreement pertaining to any leasehold or subleasehold interest in any real property.

“Leased Property” has the meaning set forth in Section 3.12(b).

“Letter of Transmittal” has the meaning set forth in Section 1.1(a).

“Limited Guarantee” means the limited guarantee substantially in the form of Exhibit E attached hereto.

“Loss” has the meaning set forth in Section 6.1(a)(i).

“Marks” means all registered and unregistered U.S. and foreign trade names, trademarks, service marks, logos, trade dress, and designs, together with all legal equivalent translations, adaptations, derivations, and combinations thereof, and applications and/or registrations in any jurisdiction for the foregoing and all goodwill associated therewith.

“Material Adverse Effect” means any fact, event, circumstance, change, occurrence or effect (collectively, “Events”) that, individually or when taken together with all other Events, (i) has or would reasonably be expected to have a material and adverse effect upon the assets, liabilities, business, condition (financial or otherwise) or operating results of the Group Companies, taken as a whole; or (ii) would or would reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall exclude any adverse changes or conditions to the extent that such changes or conditions relate to or result from (a) public or industry knowledge of the transactions contemplated by this Agreement (including, without limitation, any action or inaction by the Group Companies’ customers, vendors and licensees), (b) the communication by the Buyer of its plans or intentions with respect to the Group Companies, (c) the consummation of the transactions contemplated by this Agreement or any actions by any Party taken pursuant to this Agreement, (d) termination of the employment of employees of the Group Companies, which termination occurs on or in connection with the Closing of the transactions contemplated pursuant to this Agreement, (e) any change in accounting requirements applicable to the Group Companies, (f) general economic conditions or other conditions generally affecting the industry in which the Group Companies conduct the Business, (g) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (h) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), or (i) changes in Law after the date of this Agreement; provided that, with respect to the matters described in any of the foregoing clauses (f), (g), (h) and (i), such matter shall be excluded if, and to the extent that, such matter does not disproportionately impact the Company or any of the other Group Companies relative to other entities operating in the industry in which the Group Companies operate.

“Material Contracts” has the meaning set forth in Section 3.15(a).

“Merger” has the meaning set forth in Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Common Stock” has the meaning set forth in Section 1.8(b).

“Monetary Defects” has the meaning set forth in Section 5.8.

“Multiemployer Plan” has the meaning set forth in Section 3.17(a).

“Neutral Accounting Firm” means an independent accounting firm of nationally recognized standing that is not at the time it is to be engaged hereunder rendering services to any Party, or any Affiliate of either, and has not done so within the two-year period prior thereto.

“NMC” has the meaning set forth in the Recitals.

“Non-Monetary Defect” has the meaning set forth in Section 5.8.

“Nonparty Affiliates” has the meaning set forth in Section 10.16.

“Objection Notice” has the meaning set forth in Section 1.13(b).

“Option” means an outstanding option to purchase one share of Common Stock that was granted pursuant to the Option Plan.

“Option Agreement” means in respect of each Option, the agreement pursuant to which such Option was granted, as amended.

“Option Plan” means that certain JA Holding, Inc. Stock Option Plan.

“Optionholders” means the holders of Vested Options.

“Owned Property” has the meaning set forth in Section 3.12(a).

“Parent LLC” has the meaning set forth in the Preamble.

“Parent LLC Units” has the meaning set forth in the Recitals.

“Parent LLC Written Consent” has the meaning set forth in the Recitals.

“Parties” has the meaning set forth in the Preamble.

“Patents” means all issued U.S. and foreign patents and pending patent applications.

“Pay-Off Letters” has the meaning set forth in Section 1.11(a).

“Per Option Amount” has the meaning set forth in Section 1.8(c).

“Per Share Cash Consideration” has the meaning set forth in Section 1.8(a).

“Per Share Closing Payment” means the Per Share Portion of an amount equal to the Closing Date Cash Consideration plus the aggregate exercise price of all Vested Options outstanding immediately prior to the Effective Time.

“Per Share Portion” means, for each Share (other than Shares to be cancelled in accordance with Section 1.8(d)) and Vested Option outstanding immediately prior to the Effective Time, the quotient obtained by dividing (i) one, by (ii) the aggregate number of Shares (other than Shares to be cancelled in accordance with Section 1.8(d)) and Shares that would have been issuable upon the exercise of such Vested Options if exercised immediately prior to the Effective Time.

“Permits” means all licenses, permits, franchises, approvals, authorizations, consents or orders of, or registrations with, any Governmental Authority that are necessary for the operation of the Business.

“Permitted Encumbrances” means (a) liens for Taxes and other governmental charges and assessments which are not yet due and payable or which are being contested in good faith, (b) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable or which are being contested in good faith, (c) any imperfection of title, easements, encroachments, restrictions, covenants, rights of way, defects, irregularities, encumbrances on title, (d) any conditions that might be shown by a current, accurate survey or physical inspection, (e) liens relating to deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of leases, trade contracts or other similar agreements, (f) purchase money liens on personal property acquired in the ordinary course of business, (g) purchase money liens securing rental payments under any lease that constitutes a “capital lease” under generally accepted accounting principles, (h) any utility company rights, easements and franchises and (i) liens that will be released in connection with the Closing.  For the avoidance of doubt “Permitted Encumbrances” shall exclude any Title Objections.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

“Pre-Closing Tax Period” means any Tax period, or portion thereof, ending on or before the Closing Date.

“Pre-Closing Taxes” means (a) all liability for Taxes of the Group Companies for Pre-Closing Tax Periods; (b) all liability resulting by reason of the several liability of the Group Companies pursuant to Treasury Regulations § 1.1502-6 or any analogous state, local or foreign law or regulation or by reason of any of the Group Companies having been a member of any consolidated, combined or unitary group on or prior to the Closing Date; (c) all liability for Taxes attributable to any failure to comply with any of the covenants or agreements of the Company under this Agreement; and (d) all liability for Taxes of any other Person pursuant to any contractual agreement entered into on or before the Closing Date other than commercial agreements entered into in the ordinary course of business.

“Proceeding” has the meaning set forth in Section 6.1(c)(i).

“Property Taxes” has the meaning set forth in Section 6.4(e).

“Prorated Annual Bonus” means (i) $1,010,000 plus the employer paid portion of any employment or payroll taxes with respect to the amounts that become payable pursuant to Section 6.7(e) hereof, multiplied by (ii) a fraction (a) the numerator of which is equal to the number of days which have elapsed in the 2013 calendar year as of and including the Closing Date and (b) the denominator of which is 365.

“Purchase Price” has the meaning set forth in Section 1.10.

“Purported Third Party Claim” has the meaning set forth in Section 6.1(c)(vi).

“Real Property” has the meaning set forth in Section 3.12(b).

“Registered Intellectual Property” has the meaning set forth in Section 3.13(a).

“Related Party Transaction” has the meaning set forth in Section 3.22.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata).

“Representatives” means, with respect to any Person, any Affiliate of such Person and any director, officer, agent, employee, general partner, member, stockholder, advisor or representative of such Person or of such Person’s Affiliate.

“Reserve” has the meaning set forth in Section 1.16.

“Resolution Window” has the meaning set forth in Section 1.13(c).

“Seller Determination Amount” means (i) (A) the amount by which the 2013 Determination exceeds the Closing Pension Amount, multiplied by (B) a fraction (x) the numerator of which is equal to the number of days which have elapsed in the 2013 calendar year as of and including the Closing Date and (y) the denominator of which is 365, plus (ii) the amount of the reasonable out of pocket fees and expenses incurred by the union in connection with the 2013 Determination which are payable or reimbursable by the Buyer plus the amount of any other reasonable and customary out of pocket fees and expenses reasonably incurred by the Buyer in connection with the 2013 Determination, not to exceed $100,000.

“Seller Indemnitees” has the meaning set forth in Section 6.1(b)(i).

“Seller Indemnitors” has the meaning set forth in Section 6.1(a)(i).

“Seller Percentage” means, with respect to each Stockholder and Optionholder, the quotient, expressed as a percentage, obtained by dividing (i) the number of Shares and Vested Options held by such Person as of immediately prior to the Effective Time (after giving effect to the transactions contemplated by Section 1.7), by (ii) the aggregate number of Shares (other than Shares to be cancelled in accordance with Section 1.8(d)) and Vested Options outstanding as of immediately prior to the Effective Time (after giving effect to the transactions contemplated by Section 1.7).

“Severance Obligations” means any costs or other liabilities, including, without limitation, payment of any severance benefits or liabilities incurred under the WARN Act or any similar state or local Law, as the result of (A) (i) the termination of the employment of any Company Employees of the Group Companies, (ii) the termination of any employment Contracts, or (iii) the termination or other disposition of any Benefit Plans or any obligations thereunder, in each case which occurs on or following the Closing, (B) the termination of the employment of any employee of the Group Companies prior to the Closing following the express written consent of the Buyer that any costs or liabilities associated with such termination shall be treated as a “Severance Obligation” or (C) the obligations of Buyer pursuant to Section 6.7(d).

“Shares” means issued and outstanding shares of Common Stock.

“Staff Note” means that certain Second Amended and Restated Promissory Note, dated as of January 1, 2009, made by Martin Staff in favor of the Company.

“Staff Purchase Agreement” means that certain Unit Purchase Agreement dated as of September 10, 2012, between Martin Staff and the Company.

“Stock Certificates” has the meaning set forth in Section 1.1(a).

“Stockholder” means a holder of the Shares and “Stockholders” means the holders of the Shares, collectively.

“Stockholder Representative” has the meaning set forth in Section 10.14(a).

“Stockholder Survival Date” has the meaning set forth in Section 6.1(a)(ii).

“Stockholders Agreement” means that certain Stockholders Agreement, dated as of March 30, 2004, by and among the Company and the Stockholders and holders of Options.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Straddle Tax Return” shall mean any Tax Return required to be filed by the Company covering a taxable period commencing prior to the Closing Date and ending after the Closing Date.

“Surviving Corporation” has the meaning set forth in Section 1.2.

“Surviving Corporation Common Stock” has the meaning set forth in Section 1.8(b).

“Tax” (and, with correlative meaning, “Taxes”) means any federal, state, local or foreign income, gross receipts, property, sales, use, license, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, transfer or excise tax, or any other tax of any kind whatsoever imposed by any Governmental Authority, together with any interest, penalty or addition to tax imposed by such Governmental Authority with respect thereto.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax and any affiliated, consolidated, combined, unitary or similar return.

“Third Party” means a Person that is not a party to this Agreement, but excluding any Affiliate of a Party.

“Third Party Licenses” has the meaning set forth in Section 3.13(b).

“Title Company” has the meaning set forth in Section 5.8.

“Title Policy” has the meaning set forth in Section 5.8.

“Title Objections” has the meaning set forth in Section 5.8.

“Trade Secrets” mean trade secrets, confidential business information and other proprietary information including, without limitation, designs, research and development information, technical information, specifications, operating and maintenance manuals, methods, engineering drawings, know-how, data, discoveries, inventions, industrial designs and other proprietary rights (whether or not patentable or subject to copyright, mask work, or trade secret protection).

“Transaction Documents” has the meaning set forth in Section 3.2.

“Underwater Options” shall mean any unexercised Options which have vested in accordance with their terms (including as a result of the Merger) for which the exercise price would exceed the Per Option Amount payable in respect of such Option in accordance Section 1.8(c) if such Option were a Vested Option.

“Vested Options” shall mean any unexercised Options which have vested in accordance with their terms (including as a result of the Merger), other than Underwater Options.

“WARN Act” has the meaning set forth in Section 5.3(b)(xvii).

“Waived 280G Benefits” has the meaning set forth in Section 6.6.

“Working Capital” means the working capital of the Group Companies as of immediately prior to the Closing, calculated using the methodology and principles set forth in Exhibit B.

“Working Capital Overage” has the meaning set forth in Section 1.12.

“Working Capital Target” means fourteen million four hundred seventy thousand dollars ($14,470,000).

“Working Capital Underage” has the meaning set forth in Section 1.12.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement and Plan of Merger to be executed and delivered as of the day and year first above written.

“Buyer”

THE MEN’S WEARHOUSE, INC.

By:	/s/ Gary Ckodre

Name: Gary Ckodre
Title: Executive Vice President and Chief Compliance Officer

“Merger Sub”

BLAZER MERGER SUB INC.

By:	/s/ Gary Ckodre

Name: Gary Ckodre
Title: Executive Vice President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement and Plan of Merger to be executed and delivered as of the day and year first above written.

“Company”

JA HOLDING, INC.

By:	/s/ Anthony Sapienza

Name: Anthony Sapienza
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement and Plan of Merger to be executed and delivered as of the day and year first above written.

“Stockholder Representative”

Solely in its capacity as Stockholder Representative and for purposes of Section 1.7 this Agreement,

JA HOLDING, LLC

By:	/s/ Adam Suttin

Name: Adam Suttin
Title: Vice President

[Signature Page to Agreement and Plan of Merger]